Exhibit 2.1

STOCK PURCHASE AGREEMENT

AMONG

B&W EQUITY INVESTMENTS, LLC

BABCOCK & WILCOX MEGTEC HOLDINGS, INC.,

BABCOCK & WILCOX MEGTEC, LLC,

THE BABCOCK & WILCOX COMPANY,

BABCOCK & WILCOX UNIVERSAL, INC.,

BABCOCK & WILCOX ENTERPRISES, INC.,

DURR INC.,

AND

DÜRR AKTIENGESELLSCHAFT
(SOLELY FOR SECTIONS 3.1-3.5, 4.5, 8.2 AND 8.14)

DATED AS OF June 5, 2018

Page

I.	THE TRANSACTION 1

1.1	Purchase and Sale 1

1.2	Closing 2

1.3	Deliveries at the Closing 2

1.4	Payment of Transaction Expenses 3

1.5	Estimated Closing Proceeds and Adjustment 3

1.6	Escrow Account 5

1.7	Termination of Intercompany and Related-Party Agreements 5

1.8	Withholding 6

II.	SELLER REPRESENTATIONS AND WARRANTIES 6

2.1	Organization and Good Standing 6

2.2	Authorization 7

2.3	Ownership of Interests 7

2.4	Capitalization 7

2.5	Subsidiaries 8

2.6	Consents and Approvals 9

2.7	Non-Contravention 9

2.8	Financial Statements; Undisclosed Liabilities 10

2.9	Litigation and Claims 10

2.10	Permits; Compliance with Laws 10

2.11	Taxes 11

2.12	Real and Tangible Personal Property 13

2.13	Intellectual Property 14

2.14	Material Contracts 15

2.15	Employee Benefits Plans 17

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2.16	Labor 19

2.17	Environmental Matters 20

2.18	Financial Advisors 21

2.19	Absence of Changes 21

2.20	Transactions with Affiliates 21

2.21	Suppliers and Customers 21

2.22	Sufficiency of Assets 22

2.23	Insurance 22

2.24	Solvency 22

2.25	No Other Representations or Warranties 22

III.	BUYER AND PARENT REPRESENTATIONS AND WARRANTIES 23

3.1	Organization and Qualification 23

3.2	Authorization 23

3.3	Consents and Approvals 23

3.4	Non-Contravention 24

3.5	Litigation and Claims 24

3.6	Financing 24

3.7	Investment Representation 24

3.8	No Other Representations and Warranties 25

IV.	COVENANTS 25

4.1	Access to Information 25

4.2	Conduct of the Business Pending the Closing 26

4.3	Regulatory Approvals 29

4.4	Reasonable Best Efforts 31

4.5	Confidentiality 32

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4.6	Indemnification and Insurance 32

4.7	Preservation of Records 33

4.8	Publicity 34

4.9	Employment and Employee Benefits 34

4.10	Release of Liens 36

4.11	Business Guarantees 36

4.12	Taxes 36

4.13	Non-Solicitation of Employees; Non-Competition 44

4.14	Certain Intellectual Property Matters 45

4.15	Beloit Early Termination Option 50

4.16	Interim Services 50

V.	CONDITIONS TO CLOSING 50

5.1	Conditions to the Obligations of the Parties 50

5.2	Additional Conditions to the Obligations of Buyer 50

5.3	Additional Conditions to Obligations of Seller Parent and Sellers 51

5.4	Frustration of Closing Conditions 51

VI.	TERMINATION 52

6.1	Termination of Agreement 52

6.2	Effect of Termination 53

VII.	INDEMNITY 53

7.1	Survival 53

7.2	Indemnification 53

7.3	Limitations on Liability 54

7.4	Indemnity Escrow Amount 56

7.5	Exclusivity 57

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7.6	Indemnification Claims 57

7.7	Defense of Third-Party Claims 57

7.8	Treatment of Indemnity Payments 58

VIII.	MISCELLANEOUS 58

8.1	Disclosure Schedules 58

8.2	Remedies 59

8.3	Expenses 59

8.4	Jurisdiction; Consent to Service of Process 59

8.5	Entire Agreement; Amendments and Waivers 59

8.6	Governing Law 60

8.7	Notices 60

8.8	Waiver of Jury Trial 61

8.9	Severability 61

8.10	No Third-Party Beneficiaries; No Assignment 61

8.11	Non-Recourse 61

8.12	Counterparts 62

8.13	Provision Respecting Legal Representation 62

8.14	Guarantee 62

IX.	DEFINITIONS AND CONSTRUCTION 62

9.1	Certain Definitions 62

9.2	Construction 73

Schedules and Annexes
Annex I:        Closing Schedule
Schedule 1.1(b):        Ownership
Schedule 1.7:        Continuing Contracts

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Schedule 2.1:         Organization and Good Standing
Schedule 2.3:        Ownership of Interests
Schedule 2.6:        Required Regulatory Approvals; Consents of Governmental Bodies
Schedule 2.8(a):        Financial Statements
Schedule 2.8(b):        Liabilities
Schedule 2.9:        Litigation and Claims
Schedule 2.11:        Taxes
Schedule 2.12:        Company Properties
Schedule 2.13(a):    Intellectual Property
Schedule 2.13(e):    Third Party Rights
Schedule 2.14:        Material Contracts
Schedule 2.15:        Employee Benefit Plans
Schedule 2.16:        Labor Agreements
Schedule 2.20:        Affiliate Transactions
Schedule 2.21:        Suppliers and Customers
Schedule 2.23:        Insurance
Schedule 4.2:        Conduct of Business
Schedule 4.3:        Competition Law Approvals
Schedule 4.6(a):        Indemnification and Insurance
Schedule 4.11(a):     Business Guarantees
Schedule 4.11(b):     Parent Guarantees
Schedule 4.13:        Non-Solicitation of Employees; Non-Competition
Schedule 4.16:         Interim Services
Schedule 9.1(a):        Cash, Indebtedness and Working Capital
Schedule 9.1(b):     Knowledge of the Companies
Exhibits
Exhibit A:        Escrow Agreement
Exhibit B:        Transition Services Agreement

v

STOCK PURCHASE AGREEMENT
This Stock Purchase Agreement is dated as of June 5, 2018 (this “Agreement”) and is among B&W Equity Investments, LLC, a Delaware limited liability company (“MEGTEC Seller”), The Babcock & Wilcox Company, a Delaware corporation (“Universal Seller” and together with MEGTEC Seller, each, a “Seller” and together, the “Sellers”), Babcock & Wilcox MEGTEC Holdings, Inc., a Delaware corporation (“Holdings”), Babcock & Wilcox MEGTEC, LLC, a Delaware limited liability company (“MEGTEC US”), Babcock & Wilcox Universal, Inc., a Wisconsin corporation (“Universal” and together with Holdings and MEGTEC US, each a “Company” and together, the “Companies”), Babcock & Wilcox Enterprises, Inc., a Delaware corporation (“Seller Parent”), Durr Inc., a Delaware corporation (“Buyer”) and a wholly owned Subsidiary of Dürr Aktiengesellschaft, a German stock corporation (“Parent”), and Parent (collectively, the “Parties”) solely for purposes of Sections 3.1-3.5, 4.5, 8.2 and 8.14. Capitalized terms, unless defined in the relevant Section of this Agreement, will have the meanings set forth in Section 9.1.
RECITALS
1.    MEGTEC Seller is the sole legal and beneficial owner of all issued and outstanding equity interests in Holdings (the “MEGTEC Shares”) and MEGTEC US (the “MEGTEC Units”).
2.    Universal Seller is the sole legal and beneficial owner of all issued and outstanding equity interests in Universal (the “Universal Shares” and together with the MEGTEC Shares and MEGTEC Units, the “Equity Interests”).
3.    The Parties intend that, on the terms and subject to the conditions hereof, Buyer purchase from Sellers, and Sellers sell to Buyer, all of the Equity Interests on the terms and subject to the conditions set forth in this Agreement.
4.    In consideration of the representations, warranties and covenants contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:
I.THE TRANSACTION
1.1    Purchase and Sale.
(a)    On the terms and subject to the conditions set forth in this Agreement, at the Closing, Buyer will purchase from Sellers, and Sellers will sell and transfer to Buyer, the Equity Interests for the Purchase Price free and clear of all Liens (such purchase and sale, together with the other transactions contemplated hereby, the “Transaction”). The “Purchase Price” means the Estimated Closing Proceeds as adjusted pursuant to, and in accordance with, Section 1.5.
(b)    Schedule 1.1(b) sets forth a list of (i) each Company and the Subsidiaries of each Company, including each other Person in which the Companies or any of their Subsidiaries has an equity interest (including joint ventures) as of the date hereof, together with its jurisdiction of organization and its authorized and outstanding capital stock, and (ii) each branch (city and country) of the Companies and their Subsidiaries.
1.2    Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) will take place at 10:00 a.m., New York time, on a date to be specified by the Parties, but no later than the fifth Business Day after satisfaction or waiver of the conditions set forth in Article V (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), pursuant to an electronic exchange of documents and other actions herein contemplated (or the Closing may be consummated in such other manner and at such place and/or time as Buyer and Sellers may mutually agree). The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date.”
1.3    Deliveries at the Closing.
(a)    Deliveries by Sellers. At the Closing, Seller Parent will deliver or cause Sellers, Holdings, MEGTEC US or Universal, as applicable, to deliver to Buyer:
(i)    the resignation of each Person who serves as a director or manager (or in a comparable capacity) of any Company or any of their respective Subsidiaries in his or her capacity as such, as requested by Buyer at least five Business Days prior to the Closing Date;
(ii)    instruments of assignment of the MEGTEC Shares and Universal Shares endorsed in blank in proper form for transfer;
(iii)    instruments of assignment of the MEGTEC Units endorsed in blank in proper form for transfer;
(iv)    the Escrow Agreement, duly executed by each Seller;

(v)    an affidavit of non-foreign status in form and substance reasonably satisfactory to Buyer and in compliance with Treasury Regulations Section 1.1445-2(b)(2), duly executed and acknowledged by each Seller;
(vi)    a properly completed IRS Form W-9 executed by each Seller; and
(vii)    the Transition Services Agreement, duly executed by each Seller.
(b)    Deliveries by Buyer. At the Closing, Buyer will:
(i)    pay to Sellers, by wire transfer of immediately available funds to the accounts specified in writing by Seller Parent to Buyer no later than five Business Days prior to the Closing Date, an amount equal to the Estimated Closing Proceeds, less the Escrow Amount;
(ii)    deposit (or cause to be deposited) with the Escrow Agent, by wire transfer of immediately available funds to the account specified in writing by the Escrow Agent (the “Escrow Account”) to Buyer and Seller Parent no later than five Business Days prior to the Closing Date, the Escrow Amount; and
(iii)    deliver to Sellers the Escrow Agreement, duly executed by Buyer;
(iv)    deliver to Sellers the Transition Services Agreement, duly executed by Buyer; and
(v)    deliver to Sellers the executed originals of IRS Forms 8023 (and all other applicable forms under applicable Tax Law) with respect to the Section 338(h)(10) Elections as required pursuant to Section 4.12(o) hereof.
(c)    Other Deliveries. At the Closing, the certificates and other documents required to be delivered pursuant to Article V with respect to the Closing will be exchanged.
1.4    Payment of Transaction Expenses. At the Closing, Buyer will pay on behalf of the Companies, or cause the Companies to pay, the Estimated Transaction Expenses reflected in the Closing Schedule, if any, to the obligees thereof.

1.5    Estimated Closing Proceeds and Adjustment.
(a)    Estimated Closing Proceeds. No later than five Business Days prior to the Closing Date, Seller Parent will deliver to Buyer a statement in the form attached as Annex I setting forth in reasonable detail the Sellers’ good faith calculations of their estimates of (i) the Cash as of the close of business on the Closing Date (the “Estimated Closing Cash”), (ii) the Working Capital as of the close of business on the Closing Date (the “Estimated Closing Working Capital”), (iii) the Indebtedness as of the close of business on the Closing Date (the “Estimated Closing Indebtedness”), (iv) the Transaction Expenses (the “Estimated Transaction Expenses”) and (v) the Estimated Closing Proceeds (the “Closing Schedule”). Buyer will have the opportunity to review the materials and information used by Seller Parent in preparing the Closing Schedule and its calculation of the Estimated Closing Proceeds, and the Companies will make available such personnel as are reasonably necessary to assist Buyer in its review of the Closing Schedule and discuss in good faith any modifications thereto proposed by Buyer. If Sellers and Buyer are unable to agree on the amount of the Estimated Closing Proceeds, the applicable values proposed by Seller Parent will be utilized for purposes of the cash payment made at the Closing as contemplated by Section 1.3(b), but in no event will the determination of the amounts set forth in Seller Parent’s estimate delivered hereunder prejudice Seller Parent’s or Buyer’s rights under any other provision of this Section 1.5.
(b)    Adjustment. As soon as reasonably practicable, but no later than 75 days after the Closing Date, Buyer will either confirm Seller Parent’s calculation referred to in Section 1.5(a) or cause to be prepared and delivered to Seller Parent a closing statement in the form attached as Annex I (the “Closing Statement”) setting forth in reasonable detail Buyer’s calculation of Cash, Working Capital, Indebtedness, Transaction Expenses and the Purchase Price (the “Closing Date Purchase Price”) as of the Closing Date, which will be prepared in accordance with the Accounting Principles. During the period from the Closing through the end of the Review Period, Seller Parent and its representatives will be permitted to review the Companies’ work papers and will be provided reasonable access to the Companies’ relevant personnel in connection with the preparation of the Closing Statement and the calculation of Closing Date Purchase Price, as well as the relevant books and records of each Company reasonably related to the preparation of the Closing Statement.
(c)    Disputes. If Seller Parent disagrees with Buyer’s calculation of Cash, Working Capital, Indebtedness, Transaction Expenses or Purchase Price set forth on the Closing Statement delivered pursuant to Section 1.5(b), Seller Parent may, within 45 days after delivery of the Closing Statement (such 45-day period, the “Review Period”), deliver a notice (the “Notice of Disagreement”) to Buyer describing in reasonable detail the reason for any disagreement and setting forth Seller Parent’s calculation of any amount set forth on or reflected in a revised Closing Statement. Any such Notice of Disagreement must specify all items or amounts as to which Seller Parent disagrees. If and to the extent no Notice of Disagreement is delivered to Buyer on or prior to the expiration of the Review Period, then the Closing Statement and the amount of the Closing Date Purchase Price set forth therein will be deemed to have been accepted by Seller Parent and will become final and binding upon the Parties.
(d)    Independent Accountants’ Determination. If a Notice of Disagreement is delivered pursuant to Section 1.5(c), Seller Parent and Buyer will, during the 30 days following such delivery, use their respective reasonable efforts to reach agreement on the disputed items or amounts in order to determine the Closing Date Purchase Price. If, during such period, Seller Parent and Buyer are unable to reach such an agreement, they will promptly thereafter cause KPMG LLP (the “Independent Accountant”) to review the relevant portions of this Agreement and the disputed items or amounts for the purpose of calculating the Closing Date Purchase Price (it being understood that, in making such calculation, the Independent Accountant will be functioning as an expert and not as an arbitrator). Such calculation will be made by the Independent Accountant in accordance with this Agreement, including the same accounting principles, practices, methodologies and policies used in the preparation of Annex I and applying the Accounting Principles. In making such calculation, the Independent Accountant will consider only those items or amounts as to which Seller Parent and Buyer have disagreed. For purposes of its review, the Independent Accountant will make its determination based solely on presentations and supporting material provided by Buyer and Seller Parent and not pursuant to any independent audit or review. The Independent Accountant will deliver to Seller Parent and Buyer, as promptly as practicable (and Buyer and Seller Parent will use their respective reasonable efforts to cause the Independent Accountant to deliver such report no later than 30 days from the date of engagement of the Independent Accountant), a report setting forth its calculation of the items in dispute; provided that the Independent Accountant may not assign a value to any item greater than the greatest value for such item or less than the smallest value for such item in each case claimed by either Party. Such report will be final and binding upon the Parties. The cost of any such review and report by the Independent Accountant will be paid on a proportionate basis by Buyer, on the one hand, and Seller Parent, on the other hand, based on the percentage which the portion of the contested amount not awarded to such Party bears to the amount contested, as finally determined by the Independent Accountant.
(e)    Net Adjustment Amount.

(i)    If the Net Adjustment Amount is positive or zero, (A) Buyer will promptly deliver the Net Adjustment Amount (if any) to Sellers and (B) the Escrow Agent will promptly deliver the NWC Escrow Amount to Sellers.
(ii)    If the Net Adjustment Amount is negative, the Escrow Agent (on behalf of Seller Parent) will promptly deliver to Buyer from the NWC Escrow Amount the absolute value of the Net Adjustment Amount. To the extent the absolute value of the Net Adjustment Amount (if negative) is greater than the NWC Escrow Amount, Seller Parent will promptly deliver such excess amount to Buyer. If the Net Adjustment Amount payable to Buyer under this Section 1.5(e)(ii) is less than the NWC Escrow Amount, the Escrow Agent will deliver to Sellers the remaining portions of the NWC Escrow Amount.
(iii)    Any payment pursuant to this Section 1.5(e) will be made as soon as practicable, but in no event more than five Business Days after the Net Adjustment Amount has been determined, by wire transfer by Buyer, the Escrow Agent (on behalf of Sellers) or Seller Parent, as the case may be, of immediately available funds to the account of Seller Parent or Buyer, as applicable, as may be designated in writing by Seller Parent or Buyer, as applicable.
1.6    Escrow Account. The Escrow Agent will hold the Escrow Amount delivered to the Escrow Agent pursuant to Section 1.3(b) and Article VII on behalf of Sellers and Seller Parent to satisfy any of their obligations pursuant to Section 1.5, Section 4.15, and Article VII. The Escrow Amount will be retained by the Escrow Agent in accordance with the terms of this Agreement and the Escrow Agreement.
1.7    Termination of Intercompany and Related-Party Agreements.
(a)    Except as set forth in Schedule 1.7, each Company and its respective Subsidiaries, on the one hand, and each Seller, on behalf of itself, each of its Affiliates and each of its and their respective shareholders, members or partners (other than the Companies and their Subsidiaries), on the other hand, will terminate any and all Contracts between or among such Company and its respective Subsidiaries, on the one hand, and such Seller, any of its Affiliates or any of its respective shareholders, members or partners (other than the Companies or any of their Subsidiaries), on the other hand, effective without further action as of the Closing. No such Contract (including any provision thereof which purports to survive termination) or any account payable or receivable, will be of any further force or effect after the Closing, and all parties will be released from all Liabilities thereunder. Intercompany payables and receivables between any Company and its respective Subsidiaries, on the one hand, and any Seller, any of its Affiliates or any of its respective shareholders, members or partners (other than the Companies or any of their Subsidiaries), on the other hand, as of immediately prior to the Closing will be netted against each other and the net balance will be a deemed dividend to such Seller or, if applicable, contributed to the capital of Holdings, MEGTEC US or Universal, in each case without further action. Each Party will, at the reasonable request of any other Party, take, or cause to be taken, such other actions as may be necessary to effect the foregoing. Sellers will indemnify Buyer and its Affiliates for any Taxes incurred by them as a result of this Section 1.7.
(b)    Notwithstanding the foregoing, the provisions of Section 1.7(a) will not apply to this Agreement and the Ancillary Agreements.
1.8    Withholding. Buyer and its Affiliates will be entitled to deduct and withhold from the Purchase Price any amounts required for any applicable Taxes required to be withheld under applicable Law; provided, that Buyer will promptly, and in any event within a reasonable period of time prior to the date on which any such payment is to be made, notify Seller of Buyer’s intention to withhold any amounts from payments due hereunder; and provided further, that Buyer and its Affiliates will reasonably cooperate with Sellers to reduce or eliminate any such withholding, to the extent permitted under applicable Law. To the extent that any amounts are so withheld, such withheld amounts (i) will be remitted by Buyer to the applicable Tax Authority, and (ii) will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such withholding was made. If Buyer withholds any amounts from any payment otherwise due pursuant to this Agreement, Buyer will provide to Parent, within ten Business Days following the date that the applicable amount is required to be paid to the applicable Tax Authority, reasonable written documentation evidencing that such amounts were paid to the applicable Tax Authority.
II.    SELLER REPRESENTATIONS AND WARRANTIES
Except as set forth in the Disclosure Schedules, Seller Parent and Sellers hereby represent and warrant, jointly and severally, to Buyer as of the date hereof and as of the Closing Date (or, if a representation or warranty is made as of a specified date, as of such date) that:
2.1    Organization and Good Standing. Seller Parent, each Seller and each Company is duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation or formation, as applicable. Each Company has the requisite corporate power and authority to own, lease and operate all of its properties and assets and to carry on its business as currently conducted, and is duly qualified to do business and is in good standing (to the extent such concept exists) as a foreign corporation in each jurisdiction set forth in Schedule 2.1, which are all the jurisdictions in which such qualification is required, except for failures to be so qualified or in good standing, as the case may be, that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the Companies or their Subsidiaries. There is no pending or, to the Knowledge of the Companies, threatened proceeding for the dissolution, liquidation or insolvency of Seller Parent or any Seller. Complete copies of the Organizational Documents of the Companies and their Subsidiaries as in effect as of the date of this Agreement have been made available to Buyer.
2.2    Authorization. Seller Parent, each Seller and each Company has the requisite power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is or will be a party, as applicable, and to perform its obligations hereunder and thereunder, as applicable. The execution, delivery and performance by each Seller and each Company of this Agreement and each Ancillary Agreement to which it is or will be a party, as applicable, has been duly and validly authorized and no additional authorization or consent is required under its Organizational Documents in connection with the execution, delivery and performance by it of this Agreement or any of the Ancillary Agreements to which it is or will be a party, as applicable. This Agreement, when executed and delivered by the other Parties, and each of the Ancillary Agreements, when executed and delivered by the other parties thereto, will constitute a valid and legally binding obligation of Seller Parent, each Seller and each Company, as applicable, enforceable against it in accordance with their respective terms, as applicable, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting or relating to creditors’ rights and remedies generally and the availability of injunctive relief and other equitable remedies (the “Enforceability Exception”).
2.3    Ownership of Interests. The applicable Seller has title to the Equity Interests owned or purported to be owned by it and listed on Schedule 2.3, free and clear of all Liens. The Equity Interests listed on Schedule 2.3 constitute all of the issued and outstanding equity interests of each Company.
2.4    Capitalization.
(a)    The Equity Interests (i) are authorized and validly issued and are fully paid and non-assessable and (ii) were not issued in breach of any Contract to which Seller Parent, any Seller or any Company is a party or subject to or in violation of any preemptive or similar rights.
(b)    There are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights,

agreements, arrangements or commitments under which Seller Parent, any Seller or any Company is or may become obligated to issue or sell, or giving any Person a right to subscribe for or acquire, or dispose of, any shares of the capital stock or other equity interests, or any securities or obligations exercisable or exchangeable for or convertible into any shares of the capital stock or other equity interests of any Company, and no securities or obligations evidencing such rights are authorized, issued or outstanding.
(c)    There are no outstanding obligations of any Company to repurchase, redeem or otherwise acquire its Equity Interests or other securities of such Company, and the Equity Interests of such Company are not subject to any voting trust agreement or similar arrangement relating to the voting or disposition of the Equity Interests.
2.5    Subsidiaries.
(a)    Schedule 1.1(b) is true, correct and complete. Each Subsidiary is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has the requisite corporate or similar power and authority to own, lease and operate all of its properties and assets and to carry on its business as currently conducted and is duly qualified to do business and is in good standing (to the extent such concept exists) as a foreign corporation or other entity in each jurisdiction set forth in Schedule 1.1(b), which are all the jurisdictions where the ownership or operation of its assets or the conduct of its business requires such qualification, except for failures to be so duly organized, validly existing, qualified or in good standing that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the Companies or their Subsidiaries. All of the outstanding stock and other equity interests of the Subsidiaries have been duly authorized and validly issued and are fully paid and non-assessable.
(b)    There are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements or commitments under which the Companies’ Subsidiaries are or may become obligated to issue or sell, or giving any Person a right to subscribe for or acquire, or dispose of, any shares of the capital stock or other equity interests, or any securities or obligations exercisable or exchangeable for or convertible into any shares of the capital stock or other equity interests, of such Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. There are no outstanding obligations of the Companies’ Subsidiaries to repurchase, redeem or otherwise acquire any capital stock, equity interest or other securities of such Subsidiaries, and the outstanding stock and other equity interests of such Subsidiaries are not subject to any voting trust agreement or similar arrangement relating to the voting or disposition of such stock or other equity interests.
(c)    Each Company owns, directly or indirectly, all of the issued and outstanding stock and other equity interests, as applicable, of each of their Subsidiaries.
(d)    Except for the Subsidiaries listed on Schedule 1.1(b), the Companies do not own, directly or indirectly, any capital stock or other equity interests of any Person or have any direct or indirect equity or ownership interest in any business.
2.6    Consents and Approvals.
(a)    Except in connection, or in compliance, with the approvals, filings and notifications required or advisable by applicable Laws set forth on Schedule 2.6 (the “Required Regulatory Approvals”), no consent, approval, waiver, authorization, notice, exemption or filing is required to be obtained by Seller Parent, any Seller or the Companies from, or to be given by Seller Parent, any Seller or the Companies to, or be made by Seller Parent, any Seller or the Companies with, any Governmental Body, in connection with the execution, delivery and performance by Seller Parent, Sellers or the Companies of this Agreement and the Ancillary Agreements to which they are a Party or will be a party, as applicable, other than those the failure of which to obtain, give or make would not, individually or in the aggregate, materially delay or impair such Party’s ability to effect the Closing or to perform its obligations under this Agreement and the Ancillary Agreements.
(b)    Except as set forth on Schedule 2.6, no consent, approval, waiver, authorization, notice, exemption or filing is required to be obtained by Seller Parent, any Seller or the Companies from, or to be given by Seller Parent, any Seller or the Companies to, or made by Seller Parent, any Seller or the Companies with, any Person which is not a Governmental Body in connection with the execution, delivery and performance by Seller Parent and its Affiliates of this Agreement and the Ancillary Agreements to which they are or will be a party, as applicable, except for those the failure of which to obtain, give or make would not, individually or in the aggregate, materially delay or impair such Party’s ability to effect the Closing or to perform its respective obligations under this Agreement and the Ancillary Agreements.
2.7    Non-Contravention. Assuming the receipt of all Required Regulatory Approvals, the execution, delivery and performance by Seller Parent, Sellers or the Companies of this Agreement and the Ancillary Agreements to which they are or will be a party, as applicable, and the consummation of the Transaction or the other transactions contemplated by the Ancillary Agreements, do not and will not (a) violate any provision of the Organizational Documents of Seller Parent, any Seller or any of the Companies, (b)

conflict with, or result in the breach of, or constitute a default under, or result in the termination, cancellation, modification or acceleration (whether after the filing of notice or the lapse of time or both) of any right or obligation of Seller Parent, any Seller, the Companies or any of their Subsidiaries, or result in a loss of any benefit to which Seller Parent, any Seller or the Companies or any of their Subsidiaries is entitled, under any Material Contract or Real Property Lease, or (c) assuming the receipt of all consents, approvals, waivers, exemptions and authorizations and the making of notices and filings required to be made or obtained by Buyer, violate or result in a breach of or constitute a default under any Law to which Seller Parent, any Seller or any of the Companies or their Subsidiaries is subject, or under any Permit, other than, in the cases of clauses (b) and (c), conflicts, breaches, terminations, defaults, cancellations, accelerations, losses or violations that would not, individually or in the aggregate, materially delay or impair such Party’s ability to perform its obligations under this Agreement and the Ancillary Agreements.
2.8    Financial Statements; Undisclosed Liabilities.
(a)    Set forth on Schedule 2.8(a) are true, correct and complete copies of the consolidated balance sheets of the Companies and their Subsidiaries and the related consolidated statements of income of the Companies and their Subsidiaries for the fiscal years ended December 31, 2016 and December 31, 2017 (the “Financial Statements”). The Financial Statements were derived from the books and records of the Companies and their Subsidiaries and have been prepared in accordance with the Accounting Principles, consistently applied, and fairly present in all material respects the consolidated financial condition and results of operations of the Companies and their Subsidiaries as of the dates thereof or the periods then ended subject to the absence of footnote disclosures.
(b)    Except as specifically reflected as a liability or specifically reserved against or otherwise expressly and specifically disclosed in the Financial Statements, the Companies and their Subsidiaries have no Liabilities other than (i) Liabilities that were incurred since December 31, 2017 in the Ordinary Course of Business, (ii) Liabilities incurred in connection with the Transaction, (iii) Liabilities that involve future performance obligations under any Contract to which any Company or any of their respective Subsidiaries are a party that arise in the Ordinary Course of Business and that did not result from any breach or default thereunder, and (iv) Liabilities set forth on Schedule 2.8(b).
(c)    The Companies and their Subsidiaries maintain a system of internal controls over financial reporting sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Accounting Principles.

2.9    Litigation and Claims. Except Legal Proceedings with respect to workers’ compensation claims and as set forth on Schedule 2.9 (collectively, the “Known Legal Proceedings”), there is no Legal Proceeding pending, or to the Knowledge of the Companies, threatened, against or relating to the Companies, any of their Subsidiaries or the Transaction. There is no outstanding Order against the Companies or any of their Subsidiaries that enjoins or seeks to enjoin any activity by the Companies or any of their Subsidiaries in any respect. The consolidated balance sheets of the Companies and their Subsidiaries reflect appropriate reserves for the Known Legal Proceedings, if required in accordance with the Accounting Principles, or the Known Legal Proceedings are covered by insurance policies held by or for the benefit of the applicable Company.
2.10    Permits; Compliance with Laws.
(a)    Except for such matters as would not interfere in any material respect with the conduct of the business of the Companies and their respective Subsidiaries, (i) the Companies and their Subsidiaries hold all licenses, franchises, permits and authorization issued by or obtained from a Governmental Body necessary for the lawful conduct of their respective businesses (each, a “Permit”), (ii) all Permits are in full force and effect, (iii) no Permit will become null or void, or subject to annulment, cancellation or other termination rights in consequence of, or on or in connection with the Closing of the Transaction, (iv) the Companies and their Subsidiaries and their properties and assets are, and at all times since January 1, 2015 have been, in compliance in all material respects with all applicable Laws, including Export/Import Control Laws, and (v) none of the Companies or their Subsidiaries has, since January 1, 2015, received any written notice alleging any violation under any applicable Law.
(a)    Since January 1, 2015, none of the Companies, their Subsidiaries or any of their directors, officers, agents, distributors, employees or, to the Knowledge of the Companies, any other Person associated with the Companies or their Subsidiaries or acting on their behalf has been in violation of the Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations thereunder or any similar anti-corruption or anti-bribery Laws applicable to the Companies or their Subsidiaries in any jurisdiction.
(b)    The Companies and their Subsidiaries do not have, and to the Knowledge of the Companies, have never had any Contracts or other business dealings with any Person with whom the Companies or their Subsidiaries were, at the time of such Contract or business dealings, restricted from doing business with under the regulations of the Office of Foreign Asset Control of the Department of Treasury of the United States of America.

2.11    Taxes.
(a)    The Companies and their Subsidiaries have timely filed all income Tax Returns and all other material Tax Returns required to be filed by them (taking into account applicable extensions to file such Tax Returns), and all material Taxes required to be paid by them have either been paid or adequate provisions therefor have been made in accordance with the Accounting Principles in the Financial Statements. No deficiencies for any Taxes have been proposed, asserted or assessed in writing against the Companies or any of their Subsidiaries that are still pending.
(b)    Except as set forth on Schedule 2.11, there are no outstanding Contracts or waivers extending the statutory period of limitation applicable to any claim for, or the period for the collection or assessment of, any material amount of Taxes due from or with respect to the Companies or any of their Subsidiaries for any taxable period.
(c)    To the Knowledge of the Companies, no examination or outstanding audit or assessment by any Tax Authority concerning any material Tax Liability of the Companies or any of their Subsidiaries is currently in progress.
(d)    None of the Companies or any of their Subsidiaries has any Liability for any Person (other than the Companies or any of their Subsidiaries) arising from the application of Treasury Regulation Section 1.1502-6 or any analogous provision of state, local or foreign Law.
(e)    Except as set forth on Schedule 2.11, neither the Companies nor any of their Subsidiaries is party to any Tax sharing or Tax indemnity Contract or similar Contract (other than any commercial Contracts entered into in the Ordinary Course of Business that do not relate primarily to Taxes). Neither the Companies nor any of their Subsidiaries has, and will not have as a result of the Transaction, any Liability under any Tax sharing or Tax indemnity Contract or similar Contract (other than any commercial Contracts entered into in the Ordinary Course of Business that do not relate primarily to Taxes).
(f)    There are no liens for any Taxes on any of the assets of the Companies or any of their Subsidiaries (other than liens for Taxes not yet due and payable).
(g)    Subsequent to June 20, 2014 with respect to Holdings, MEGTEC US and their Subsidiaries and January 11, 2017 with respect to Universal and its Subsidiaries, and, to the Knowledge of Sellers prior to such dates, neither Holdings, MEGTEC US or any of their Subsidiaries, on the one hand, nor Universal nor any of its Subsidiaries, on the other hand, respectively has received any notice or inquiry from any Tax Authority with which Tax Returns have not been filed with respect to the Companies or any of their

Subsidiaries to the effect that the filing of Tax Returns may be required. There is no power of attorney given by or binding upon the Companies or any of their Subsidiaries beyond the Closing Date with respect to Taxes for any period for which the statute of limitations (including any waivers or extensions) has not yet expired.
(h)    Neither the Companies nor any of their Subsidiaries will be required to include any item of income, or exclude any item of deduction from, taxable income for any Tax period ending after the Closing Date as a result of any (i) change in method of accounting for a Tax period ending on or prior to the Closing Date, (ii) closing agreement (as described in Section 7121 of the Code) executed on or prior to the Closing Date, (iii) installment sale or open transaction disposition made on or prior to the Closing Date, (iv) prepaid amounts received on or prior to the Closing Date, (v) “intercompany transaction” or “excess loss account” within the meaning of the Treasury Regulations under Section 1502 of the Code, or (vi) “dual consolidated loss” within the meaning of Section 1503 of the Code and the Treasury Regulations promulgated thereunder.
(i)    Neither the Companies nor any of their Subsidiaries are or have been a party to any “listed transaction” as defined in Treasury Regulation Section 1.6011-4(b)(2).
(j)    No Subsidiaries have been a “controlled corporation” or a “distributing corporation” in any distribution of stock qualifying for tax-free treatment under Section 355 of the Code occurring during the two-year period ending on the date hereof.
(k)    The Companies and their Subsidiaries have complied in all material respects with all applicable Laws, rules and regulations relating to the payment and withholding of Taxes (including, without limitation, withholding of Taxes pursuant to Sections 1441 and 1442 of the Code or similar provisions under any non-U.S. laws) and have, within the time and the manner prescribed by law, withheld and paid over to the proper Tax Authorities all amounts required to be so withheld and paid over under applicable Laws.
(l)    The Companies and their Subsidiaries have included in income any amounts required to be included in income as a result of Section 965 of the Code and paid any Taxes due as a result of such provision. For any Tax period after the Closing Date, neither the Companies nor any of their Subsidiaries are required to, or will be required to, include any amounts in income or pay any Taxes as a result of Section 965 of the Code.
(m)    MEGTEC US is, and will be at the Closing, classified as an entity whose existence is disregarded as separate from MEGTEC Seller for United States federal income Tax purposes pursuant to Treasury Regulation Section 301.7701-3.

2.12    Real and Tangible Personal Property.
(a)    The Companies and each of their Subsidiaries have good and valid title to, or a valid license or leasehold interest in, all tangible personal property required for the continued operation of the businesses of the Companies and their Subsidiaries, free and clear of any Liens, except Permitted Exceptions.
(b)    Schedule 2.12 sets forth a complete list of (i) all real property and interests in real property owned in fee by the Companies and their Subsidiaries (the “Owned Property”) and (ii) all agreements, including all material amendments and modifications thereto, relating to real property leased, subleased, license, used or otherwise occupied by the Companies or any of their Subsidiaries (each individually, a “Real Property Lease” and together with the Owned Property, being referred to herein as the “Company Properties”).
(c)    Except as set forth on Schedule 2.12, the Companies or one of their Subsidiaries have good and valid fee title to all Owned Property, free and clear of all Liens except Permitted Exceptions.
(d)    (i) Seller has made available to Buyer, in all material respects, true, correct and complete copies of the Real Property Leases, (ii) each of the Real Property Leases is in full force and effect and is a legal, valid and binding obligation of the Companies or their Subsidiaries, enforceable against them in accordance with its terms, subject to the Enforceability Exception, (iii) neither the Companies nor any of their Subsidiaries is in default under any Real Property Lease or has received any written notice of any default or event that with notice or lapse of time, or both, would constitute a material default by the Companies or any of their Subsidiaries under any of the Real Property Leases, and (iv) to the Knowledge of the Companies, no other party is in default thereof and no party to any Real Property Lease has exercised any termination rights with respect thereto.
(e)    There are no pending or, to Sellers’ Knowledge, threatened material appropriation, condemnation, eminent domain or like proceedings relating to the Owned Property or, to the Knowledge of the Companies, the real property subject to the Real Property Leases.
(f)    Except as set forth on Schedule 2.12, neither the Company nor any of its Subsidiaries lease, sublease, license to any other Person or permit any other Person to occupy any of the Company Properties.

2.13    Intellectual Property.
(a)    Schedule 2.13(a) sets forth a list of all unexpired Intellectual Property registrations and applications owned or purported to be owned by each of the Companies and their Subsidiaries. All of such items are subsisting and unexpired and, to the Knowledge of the Companies, valid and enforceable, and the Companies and their Subsidiaries have complied in all material respects with all procedural and ministerial requirements necessary for the prosecution and maintenance of such items.
(b)    The Companies and their Subsidiaries (i) solely and exclusively own the Intellectual Property set forth on Schedule 2.13(a), except as set forth therein, and (ii) otherwise own or have the right to use all other Intellectual Property currently used in the conduct of their respective businesses in all material respects, in each case free and clear of all Liens (other than Permitted Exceptions). The Companies’ and their Subsidiaries’ conduct of their respective businesses does not infringe or misappropriate, and since January 1, 2015 has not infringed or misappropriated, the Intellectual Property of any other Person in any material respect. There is no pending or, to the Knowledge of the Companies, threatened Legal Proceeding (i) alleging that the Companies or any of their Subsidiaries is infringing or misappropriating, or, since January 1, 2015, has infringed or misappropriated, any Intellectual Property of any Person or (ii) challenging the ownership, registrability, scope, validity or enforceability of any Intellectual Property owned or purported to be owned by the Companies or any of their Subsidiaries. To the Knowledge of the Companies, (i) no Person is infringing or misappropriating the Intellectual Property of the Companies or their Subsidiaries in any material respect and (ii) there is no Legal Proceeding pending or threatened alleging the foregoing. For purposes of this Section 2.13, references to Intellectual Property owned or purported to be owned by the Companies or their Subsidiaries includes Intellectual Property assigned, or required to be assigned, to the Companies or their Subsidiaries pursuant to Section 4.14(b).
(c)    The Companies and their Subsidiaries take and have taken commercially reasonable actions to protect their material trade secrets, as do and have the Sellers and their Affiliates (excluding the Companies and their Subsidiaries), to the extent they have or had knowledge or possession of such material trade secrets, and to the Knowledge of the Companies, there has been no unintended loss or compromise of any material trade secrets since January 1, 2015.
(d)    The Companies and their Subsidiaries, as well as the Sellers and their Affiliates (excluding the Companies and their Subsidiaries), to the extent they have or had knowledge or possession thereof, (i) take and have taken commercially reasonable actions to protect the personal data possessed or controlled by, and the proprietary Software and information technology systems used by or on behalf of, the Companies and their Subsidiaries, (ii) comply and have complied in all material respects with all applicable Law, contractual obligations and their own rules, policies and procedures with respect to personal data and cybersecurity, and (iii) have not suffered any material failures or outages of their information technology systems since January 1, 2015. To the Knowledge of the Companies, there has been no breach, compromise or violation with respect to any of the foregoing in subsections (i) and (ii) of this Section 2.13(d) since January 1, 2015, and there is no pending or, to the Knowledge of the Companies, threatened Legal Proceeding alleging any such breach, compromise or violation.
(e)    Except as set forth on Schedule 2.13(e) and other than pursuant to a Material Contract, (i) no royalties or per unit license fees are payable to third parties with respect to the Companies’ and their Subsidiaries’ products and services and (ii) no source code owned by the Companies or their Subsidiaries that is included or embodied in any of their products and services are licensed to, or subject to escrow or contingent license rights for the benefit of, any third parties, nor subject to the terms of any Restrictive Open Source License Agreement.
2.14    Material Contracts.
(a)    Schedule 2.14 sets forth a list of the following Contracts in effect as of the date hereof to which the Companies or any of their Subsidiaries is a party (collectively, the “Material Contracts”) that:
(i)    is reasonably expected to call for any payments by or on behalf of the Companies or any of their Subsidiaries, individually or in the aggregate, in respect of (A) Holdings, MEGTEC US or any of their respective Subsidiaries, in excess of $1,250,000 per annum and (B) Universal or any of its Subsidiaries, in excess of $500,000;
(ii)    provides for the Companies or any of their Subsidiaries to receive any payments in excess of, individually or in the aggregate, in respect of (A) Holdings, MEGTEC US or any of their respective Subsidiaries, in excess of $1,250,000 and (B) Universal or any of its Subsidiaries, in excess of $500,000, in each case during the current fiscal year;
(iii)    contains covenants restricting the ability of the Companies or any of their Subsidiaries to compete in any line of business or geographical area;
(iv)    contains covenants requiring the Companies to purchase its total requirements of any product or service from a third party;

(v)    grants the Companies or any of their Subsidiaries an interest in any partnership, joint venture or similar arrangement;
(vi)    pursuant to which the Companies or any of their Subsidiaries (A) licenses or is granted rights in Intellectual Property from a third party or (B) licenses or grants rights in its owned Intellectual Property to third parties, in each case that is material to any of the Companies and their Subsidiaries, taken as a whole, but excluding (1) generally commercially available in-bound licenses for Software acquired in the Ordinary Course of Business and (2) nonexclusive licenses to Intellectual Property granted by the Companies or their Subsidiaries either (I) to contractors, customers, vendors or service providers incidental to the provision of products or services to the Companies or their Subsidiaries or (II) substantially on the Companies’ standard terms for the sale, lease, license or support of the Companies’ and their Subsidiaries’ products and services to customers;
(vii)    constitutes a promissory note, loan, Contract, indenture, or other instrument related to the lending of money whether as borrower, lender or guarantor, other than in the Ordinary Course of Business;
(viii)    is with any Affiliate, director, officer, or holder of 5% or more of the equity interests of a Company, other than intercompany agreements that will be terminated in connection with the Closing;
(ix)    is an employment, individual service provider, severance, change in control or similar Contract (other than for employment at-will or similar arrangements) that is not terminable by a Company without notice or without cost to such Company, or that may be terminable by the employee with cost to such Company;
(x)    involves the disposition or acquisition of securities or material assets of the Companies and any of their Subsidiaries pursuant to which there remain any ongoing obligations;
(xi)    contains “earn-out” or other contingent payment obligations;
(xii)    requires the Companies or any of their Subsidiaries to make any payment to another Person as a result of a change of control of such party (a “Change of Control Payment”) or gives another Person a right to receive or elect to receive a Change of Control Payment, in either case, excluding Seller Benefit Plans and Company Benefit Plans;

(xiii)    is a hedging, swap, derivative or similar Contract;
(xiv)    is a Contract for the purchase, sale, lease or sublease of any real property;
(xv)    relates to any settlement of litigation or an Order of a Governmental Body, in each case that is ongoing, in excess of $500,000; or
(xvi)    is material to the Companies and their Subsidiaries and not previously disclosed pursuant to this Section 2.14.
(b)    Each Company has provided or made available, as the case may be, to Buyer true and complete copies of each Material Contract set forth or required to be set forth on Schedule 2.14. Each Material Contract is a valid and binding obligation of the Companies or any of their Subsidiaries that is party thereto and, to the Knowledge of the Companies, each other party to such Material Contract. Each Material Contract is enforceable against the Companies or any of their Subsidiaries that is party thereto and, to the Knowledge of the Companies, each other party to such Material Contract in accordance with its terms (subject in each case to the Enforceability Exception). None of the Companies or any of their Subsidiaries or, to the Knowledge of the Companies, any other party to a Material Contract, is in default or breach of a Material Contract and, to the Knowledge of the Companies, there does not exist any event, condition or omission that would constitute such a default or breach (whether by lapse of time or notice or both).
2.15    Employee Benefits Plans.
(a)    Schedule 2.15 lists each material Seller Benefit Plan. “Seller Benefit Plan” means each “employee benefit plan” (as that is defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not ERISA by its terms applies), each bonus or other incentive compensation, equity or equity-based, employment, deferred compensation, profit sharing, change in control, retention, severance, termination, fringe benefit, retirement, cafeteria, disability and each other employee benefit plan, program, agreement or arrangement that is maintained, contributed to or required to be contributed to by the Companies or any of their Subsidiaries or any ERISA Affiliates of the Companies for the benefit of any employee of the Companies or any of their Subsidiaries or with respect to which the Companies or any of their Subsidiaries could reasonably be expected to have any Liability following the Closing (other than any such plan, program, agreement or arrangement required by Law to be provided, including workers’ compensation or similar benefits). Schedule 2.15 indicates by an asterisk those material Seller Benefit Plans that are maintained, contributed to or sponsored solely by any of the Companies or any of their Subsidiaries (each, a “Company Benefit Plan”).

Each Company has made available to Buyer correct and complete copies of all material Seller Benefit Plans and trust agreements, material amendments, the most recent financial statements and actuarial valuation reports, the most recent determination letter issued by the IRS with respect to each material Seller Benefit Plan that is intended to be a “qualified plan” under Section 401 of the Code, all governmental and regulatory approvals received from any foreign Governmental Body, the two most recent annual reports on Form 5500 (including all exhibits and attachments thereto) and any comparable documents with respect to material Seller Benefit Plans that are required to be prepared or filed under the applicable laws of a non-U.S. jurisdiction, in each case, as applicable, related thereto.
(b)    (i) Each Company Benefit Plan was established and has been administered in all material respects in accordance with its terms and in compliance with the applicable provisions of applicable Laws; (ii) each Seller Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination letter as to its qualification and, to the Knowledge of the Companies, no event has occurred that would reasonably be expected to adversely affect the qualified status of any such Seller Benefit Plan; and (iii) except as would not, individually or in the aggregate, reasonably be expected to have a material effect on the Companies or their Subsidiaries, no Legal Proceeding is pending, or to the Knowledge of the Companies, threatened, with respect to any Company Benefit Plan (other than routine claims for benefits).
(c)    At no time have the Companies or any ERISA Affiliate of the Companies contributed to or been obligated to contribute to, or otherwise participated in, any (i) multiemployer plan (as defined in Section 3(37) of ERISA), (ii) multiple employer plan (within the meaning of Sections 4063/4064 of ERISA and Section 413(c) of the Code), and (iii) any similar plan under the laws of a non-U.S. jurisdiction. Neither the Companies nor any of their ERISA Affiliates have (i) ever sponsored, participated in, contributed to, or had any Liability with respect to, any pension plan which is subject to Title IV of ERISA or Section 412 of the Code or (ii) incurred or reasonably could expect to incur any Liability pursuant to Title I or Title IV of ERISA. No Seller Benefit Plan provides for post-employment or retiree welfare coverage, except to the extent required by Part 6 of Subtitle B of Title I of ERISA or Section 4980B of the Code.
(d)    Each Foreign Plan (i) if required to be registered or approved by a non-U.S. Governmental Body, has been registered or approved and has been maintained in good standing in all material respects with applicable regulatory authorities, and, to the Knowledge of the Companies, no event or circumstance has occurred since the date of the most recent approval or application therefor relating to any such Foreign Plan that would reasonably be expected to adversely affect any such approval or good standing; (ii)

that is intended to qualify for special Tax treatment meets all requirements for such treatment; (iii) is fully funded or fully insured on an ongoing and termination or solvency basis (determined using reasonable actuarial assumptions) to the extent required to be in compliance with applicable Laws; and (iv) is not subject to any pending or, to the Knowledge of the Companies, threatened claims by or on behalf of any participant in any Foreign Plan, or otherwise involving any such Foreign Plan or the assets of any Foreign Plan, other than routine claims for benefits.
(e)    Neither the execution of this Agreement nor the consummation of the Transaction, whether alone or in combination with any other event or circumstance, would (i) constitute a triggering event entitling any current or former employee, director, officer, independent contractor or other service provider of any of the Companies or their Subsidiaries to severance pay or benefits or any other payment, (ii) accelerate the time of payment or vesting or result in any payment of compensation or benefits, increase the amount payable or result in any other material obligation to any such person, (iii) require the funding of any payment of compensation or benefits to any such person or (iv) result in any payments that would not be deductible under Section 280G of the Code or which would be subject to an excise tax under Section 4999 of the Code. No current or former employee, director, officer, independent contractor or other service provider of the Companies or any of their Subsidiaries is entitled to any gross-up, indemnification or other reimbursement for any Tax incurred by such person pursuant to Section 409A or Section 4999 of the Code.
2.16    Labor.
(a)    Except as set forth in Schedule 2.16, neither the Companies nor any of their Subsidiaries is a party to, or bound by, any Collective Bargaining Agreement. Neither the Company nor any of its Subsidiaries has experienced any union organizing activity with respect to any employees of the Companies or their Subsidiaries since January 1, 2015.
(b)    Since January 1, 2015, to the Knowledge of the Companies, there have been no organized strikes, work stoppages, work slowdowns, lockouts or other labor disputes pending or, to the Knowledge of the Companies, threatened against or involving the Companies or any of their Subsidiaries. Since January 1, 2015, there have been no unfair labor practice charges pending by or on behalf of any employee or group of employees against the Companies or any of their Subsidiaries with any Governmental Body.

(c)    The execution of this Agreement and the consummation of the Transaction will not result in any breach or other violation of any Collective Bargaining Agreement, employment agreement, consulting agreement or any other labor-related agreement to which the Companies or any of their Subsidiaries is a party or bound.
(d)    The Companies and their Subsidiaries have satisfied any pre-signing legal or contractual requirement to provide notice to, or to enter into any consultation procedure with, any labor organization, works council or other representative body that, to the Knowledge of the Companies, represents any group of employees of the Companies or any of their Subsidiaries in connection with the execution of this Agreement or the consummation of the Transaction.
(e)    The Companies and their Subsidiaries are not delinquent in payments to any employees or former employees for any services or amounts required to be reimbursed or otherwise paid.
(f)    To the Knowledge of the Companies, no current employee of the Companies or their Subsidiaries, who is above the level of a director, intends to terminate his or her employment.
(g)    To the Knowledge of the Companies, no employee of the Companies or their Subsidiaries is in any respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, non-competition agreement, restrictive covenant or other obligation: (i) to the Companies or any of their Subsidiaries or (ii) to a former employer of any such employee relating (A) to the right of any such employee to be employed by the Companies or their Subsidiaries or (B) to the knowledge or use of trade secrets or proprietary information.
2.17    Environmental Matters. Except in each case as would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the Companies or their Subsidiaries:
(a)    the operations of the Companies and each of their Subsidiaries are, and, except for matters which have been fully resolved, have been since January 1, 2015, in compliance with all Environmental Laws, which includes the possession and compliance with all required Permits under applicable Environmental Laws;
(b)    neither the Companies nor any of their Subsidiaries are the subject of any outstanding Order or Contract with any Governmental Body requiring, or are otherwise liable for, any Remedial Action;

(c)    neither the Companies nor any of their Subsidiaries is subject to any pending claims or Legal Proceedings or, to the Knowledge of the Companies, threatened claims or Legal Proceedings alleging non-compliance with or liability under Environmental Laws and, to the Knowledge of the Companies, there are no facts or conditions which would be reasonably likely to give rise to any claim or Legal Proceeding; and
(d)    there are no pending or, to the Knowledge of the Companies, threatened investigations of the Companies or their Subsidiaries or their respective businesses, or currently or previously owned, operated or leased property of the Companies or any of their Subsidiaries.
(e)    Neither the Companies nor any of their Subsidiaries own, lease or operate any property in New Jersey which is an industrial establishment under the New Jersey Industrial Site Recovery Act, N.J.S.A. 13:1K-6, et seq. and its implementing rules and regulations.
(f)    Seller Parent has made available to Buyer copies and results of (i) any material environmental reports, investigations, audits, assessments (including Phase I environmental site assessments and Phase II environmental site assessments), studies, or analyses and (ii) any material documents related to non-compliance with any Environmental Law by the Companies or any of their Subsidiaries since June 1, 2008 that, in each case, are in the possession or control of the Companies or any of their Subsidiaries.
2.18    Financial Advisors. No agent, broker, investment banker, financial advisor, intermediary, finder, consultant or other firm (each, a “Financial Advisor”) acting on behalf of Seller Parent, any Seller, the Companies or any of their Affiliates will be entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, directly or indirectly, in connection with the Transaction for which the Companies, their Subsidiaries, Buyer or Parent could be liable. Neither the Companies nor any of their Subsidiaries have directly engaged a Financial Advisor in connection with the Transaction.
2.19    Absence of Changes. Except as contemplated by this Agreement, from March 31, 2018 to the date hereof, (a) there has not been any Material Adverse Effect and (b) none of the Companies or any of their Subsidiaries has taken any action that, if Section 4.2 applied in such period, would have required the consent of Buyer.
2.20    Transactions with Affiliates. Schedule 2.20 sets forth all Contracts between or among the Companies and/or any of their Subsidiaries, on the one hand, and any present or former director, officer, interest holder, relative or Affiliate of Seller Parent, any Seller, the Companies or any of their Subsidiaries (each a “Related Person”), on the other hand, except Contracts for compensation or benefits with respect to such Related Person’s role as an employee or officer of the Companies or their Subsidiaries payable in the Ordinary Course of Business. Except as set forth in Schedule 2.20, no Related Person (a) owns any property or right, whether tangible or intangible, which is used by the Companies or any of their Subsidiaries or which is used by Seller Parent or Sellers in connection with the business, (b) has any claim or cause of action against the Companies or any of their Subsidiaries or (c) owes any money to the Companies or any of their Subsidiaries or is owed money from the Companies or any of their Subsidiaries.
2.21    Suppliers and Customers. Schedule 2.21 lists (a) by purchase orders issued for the 12 months ended December 31, 2017, the 10 largest suppliers of the MEGTEC Business and the Universal Business and (b) by revenue recorded for the 12 months ended December 31, 2017, the 10 largest customers of the MEGTEC Business and the Universal Business. Except as set forth in Schedule 2.21, during the 12-month period ending on the date hereof, neither the Companies nor any of their Subsidiaries have (i) received any written notice from any such customer or supplier indicating that such customer or supplier plans to stop or materially decrease the amount of business done with the MEGTEC Business or Universal Business, (ii) materially decreased the prices charged to any such customer in a manner inconsistent with the terms of its existing agreement or order with any such customer, or (iii) materially increased the prices charged to any such supplier in a manner inconsistent with the terms of its existing supply agreement with any such supplier. In addition, except for such matters as would not interfere in any material respect with the conduct of the business of the Companies and their respective Subsidiaries, or otherwise be material to any of the Companies, neither the MEGTEC Business nor the Universal Business is involved with any claim or dispute with any customer or supplier of the MEGTEC Business or Universal Business set forth on Schedule 2.21.
2.22    Sufficiency of Assets. Except for such matters as would not interfere in any material respect with the conduct of the MEGTEC Business or the Universal Business, the buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property of the Companies and their Subsidiaries are in good operating condition and repair, and are adequate for the uses to which they are being put, and none of such buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles or other items of tangible personal property is in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not material in nature or cost. The assets, properties, rights, titles and interests currently owned, leased or licensed by the Companies and their Subsidiaries, together with any assets, properties, rights, titles and interests to be made available to Buyer or the Companies and their Subsidiaries following the Closing pursuant to any Ancillary Agreement or other Contract executed at Closing for the benefit of Buyer or the Companies, including the Transition Services Agreement, are sufficient for the continued conduct of the MEGTEC Business and

Universal Business after Closing in all material respects in substantially the same manner as conducted as of just prior to Closing.
2.23    Insurance. Schedule 2.23 contains a complete and correct list of all material policies or binders of insurance held by Seller Parent or its Affiliates on behalf of or for the benefit of the Companies or any of their Subsidiaries. Such policies are in full force and effect, all premiums due and payable have been paid, there is no existing default with respect to any such policy, and no notice of cancellation, termination, expiration or non-renewal of any such policy has been received by Seller Parent, Sellers, the Companies or any of their Subsidiaries. Such policies (a) comply in all material respects with requirements of Law and of all Contracts to which the Companies or any of their Subsidiaries is a party and (b) are commercially reasonable for the industry of the Companies’ and their Subsidiaries’ assets and operations.
2.24    Solvency. Based on the financial condition of Seller Parent and Sellers, both immediately before and after giving effect to the proposed Transaction, Seller Parent is Solvent.
2.25    No Other Representations or Warranties. Except for the representations and warranties expressly set forth in this Article II, the certificate contemplated by Section 5.2(c) and the Ancillary Agreements, Buyer acknowledges and agrees that neither Seller nor any other Person on behalf of either Seller makes any representation or warranty, express or implied, whether at law or in equity, with respect to the Companies or their Subsidiaries or with respect to the Equity Interests, including with respect to merchantability or fitness for any particular purpose, and any such other representations or warranties are expressly disclaimed. Buyer hereby acknowledges and agrees that, (a) except to the extent specifically set forth in this Article II, Buyer is acquiring the Equity Interests on an “as is, where is” basis, (b) neither Seller Parent, Sellers nor any other Person will have or be subject to any Liability or indemnification obligation to Buyer or any other Person resulting from the distribution to Buyer, or Buyer’s (or its Affiliates’ or their representatives’) use, of any information, including any projections, budgets, forecasts or other written or oral information, that may have been or may be provided to Buyer by or on behalf of Seller Parent or Sellers, including any information, documents, projections, forecasts or other material made available in certain “data rooms” or management presentations in expectation of the Transaction or otherwise, and (c) any cost estimates, projections or other predictions, any data, any financial information or any memoranda or offering materials or presentations (whether written or oral) provided or addressed to Buyer are not and will not be deemed to be or to include representations and warranties of Seller or any of its Affiliates.

III.    BUYER AND PARENT REPRESENTATIONS AND WARRANTIES
Buyer and Parent hereby represent and warrant, each for and with respect to itself, to Sellers as of the date hereof and as of the Closing Date (or, if a representation or warranty is made as of a specified date, as of such date) that:
3.1    Organization and Qualification. Each of Buyer and Parent is duly organized, validly existing and in good standing under the laws its jurisdiction of incorporation or formation, as applicable. Each of Buyer and Parent has the requisite corporate or other power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted and is in good standing (to the extent such concept exists) as a foreign corporation in each jurisdiction where the conduct of its business requires such qualification, except for failures to be so qualified or in good standing, as the case may be, that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the Buyer. There is no pending or threatened proceeding for the dissolution, liquidation or insolvency of Buyer or Parent.
3.2    Authorization. Each of Buyer and Parent has the requisite corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is or will be a party and to perform its obligations hereunder and thereunder. The execution, delivery and performance by each of Buyer and Parent of this Agreement and the Ancillary Agreements to which it is or will be a party has been duly and validly authorized and no additional authorization or consent is required under such Party’s Organizational Documents in connection with its execution, delivery and performance of this Agreement and the Ancillary Agreements to which it is or will be a party. Parent has duly approved the execution, delivery and performance by Buyer of this Agreement and the Ancillary Agreements to which it is or will be a party. This Agreement and each Ancillary Agreement to which Buyer is or will be a party, when executed and delivered by the other Parties, will constitute a valid and legally binding obligation of Buyer, enforceable against Buyer in accordance with its terms (subject to the Enforceability Exception). This Agreement, when executed and delivered by the other Parties, will constitute a valid and legally binding obligation of Parent, enforceable against Parent in accordance with its terms (subject to the Enforceability Exception).
3.3    Consents and Approvals.
(a)    Except for the Required Regulatory Approvals, no consent, approval, waiver, exception, authorization, notice or filing is required to be obtained by Buyer or Parent from, or to be given by Buyer or Parent to, or be made by Buyer or Parent with, any Governmental Body in connection with the execution, delivery and performance by

Buyer or Parent of this Agreement and the Ancillary Agreements to which Buyer is or will be a party other than those the failure of which to obtain, give or make would not, individually or in the aggregate, materially delay or impair such Party’s ability to effect the Closing or to perform its obligations under this Agreement and the Ancillary Agreements.
(b)    No consent, approval, waiver, authorization, notice, exemption or filing is required to be obtained by Buyer or Parent from, or to be given by Buyer or Parent to, or made by Buyer or Parent with, any Person which is not a Governmental Body in connection with the execution, delivery and performance by Buyer and its Affiliates of this Agreement and the Ancillary Agreements to which they are or will be a party, as applicable, except for those the failure of which to obtain, give or make would not, individually or in the aggregate, materially delay or impair such Party’s ability to effect the Closing or to perform its respective obligations under this Agreement and the Ancillary Agreements.
3.4    Non-Contravention. Assuming the receipt of all Required Regulatory Approvals, the execution, delivery and performance by each of Buyer and Parent of this Agreement, the Ancillary Agreements to which it is or will be a party, and the consummation of the Transaction and the other transactions contemplated by the Ancillary Agreements, do not and will not (a) violate any provision of the Organizational Documents of Buyer or Parent, (b) conflict with, or result in the breach of, or constitute a default under, or result in the termination, cancellation, modification or acceleration (whether after the filing of notice or the lapse of time or both) of any right or obligation of Buyer or Parent under, or result in a loss of any benefit to which Buyer or any of its Affiliates is entitled under, any material Contract, or (c) assuming the receipt of all consents, approvals, waivers and authorizations and the making of notices and filings required to be made or obtained by Sellers, violate or result in a breach of or constitute a default under any Law to which Buyer or its Affiliates is subject, other than, in the case of clauses (b) and (c), conflicts, breaches, terminations, defaults, cancellations, accelerations, losses or violations that would not, individually or in the aggregate, materially delay or impair Buyer’s or Parent’s ability to perform its obligations hereunder.
3.5    Litigation and Claims. There is no Legal Proceeding pending or, to the Buyer’s and Parent’s Knowledge, threatened against the Parent or Buyer that, individually or in the aggregate, would materially delay or impair Buyer’s ability to effect the Closing.
3.6    Financing. Buyer has, and will have at the Closing, cash on hand and/or undrawn amounts available under existing credit facilities sufficient to satisfy all of its obligations hereunder.

3.7    Investment Representation. Buyer is acquiring the Equity Interests for its own account with the present intention of holding such securities for investment purposes and not with a view to, or for sale in connection with, any distribution of such securities in violation of any federal or state securities Laws. Buyer is an “accredited investor” as defined in Regulation D promulgated by the SEC under the Securities Act. Buyer acknowledges that it is informed as to the risks of the Transaction and of ownership of the Shares. Buyer acknowledges that the Equity Interests have not been registered under the Securities Act or any state or foreign securities Laws and that the Equity Interests may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of unless such transfer, sale, assignment, pledge, hypothecation or other disposition is pursuant to the terms of an effective registration statement under the Securities Act and the Equity Interests are registered under any applicable state or foreign securities Laws or sold pursuant to an exemption from registration under the Securities Act and any applicable state or foreign securities Laws. Buyer acknowledges that in making its determination to enter into this Agreement and consummate the Transaction, Buyer has relied only on the results of its own independent investigation and the representations and warranties made in this Agreement (as qualified by the Disclosure Schedules) and has not relied on any other representations or warranties, whether written or oral and whether express or implied, made by Sellers or any other Person.
3.8    No Other Representations and Warranties. Except for the representations and warranties contained in this Article III, the certificate contemplated by Section 5.3(c) and the Ancillary Agreements, Sellers acknowledge that neither Buyer or Parent, nor any other Person on behalf of Buyer or Parent, makes any other express or implied representation or warranty with respect to Buyer or Parent or with respect to any other information provided to Sellers.
IV.    COVENANTS
4.1    Access to Information.
(a)    From the date hereof until the Closing and subject to applicable Laws and the terms of the Confidentiality Agreement, upon reasonable prior notice, Buyer will be entitled, through its officers, employees and representatives (including its legal advisors and accountants), to have such access to the properties, businesses and operations of the Companies and their Subsidiaries and such examination of the books and records of Seller Parent, Sellers and the Companies and their Subsidiaries as it reasonably requests in connection with Buyer’s efforts to consummate the Transaction and to make extracts and copies of such records at its own expense; provided, however, that (i) such investigation may not unreasonably interfere with any of the businesses or operations of Seller Parent,

Sellers, the Companies or their Subsidiaries and (ii) Buyer will not be permitted to examine Sellers’ or their Affiliates’ Tax Returns, except for Tax Returns solely of the Companies and their Subsidiaries or selected information relevant to the Companies and their Subsidiaries, with the applicable Seller’s consent (which consent will not be unreasonably withheld, conditioned, or delayed), on any consolidated, combined, unitary or similar Tax Return of which the Companies or any of their Subsidiaries is a part.
(b)    Any such access and examination permitted hereunder will be conducted during regular business hours and under reasonable circumstances and will be subject to restrictions under applicable Law. Each Company will cause the officers, employees and representatives (including legal advisors and accountants) of such Company and its Subsidiaries to cooperate with Buyer, and Buyer and its representatives will use their reasonable best efforts to minimize any disruption to the business of the Companies and their Subsidiaries. Any disclosure during such investigation by Buyer, its officers, employees and representatives will not constitute any enlargement or additional representation or warranty of Sellers beyond those specifically set forth in this Agreement. Notwithstanding anything herein to the contrary, no such access or examination will be permitted to the extent that it would require any Company or any of their respective Subsidiaries to disclose information subject to attorney-client privilege or any confidentiality obligations to which such Company or any of its Subsidiaries is bound; provided, however, that Seller Parent, Sellers and the Companies will use commercially reasonable efforts to obtain any consent required to permit the access afforded to Buyer pursuant to Section 4.1(a).
(c)    Notwithstanding anything to the contrary contained herein, prior to the Closing, without the prior written consent of Seller Parent, Buyer (i) will not contact any suppliers to, or customers, strategic partners or employees (other than the Companies’ senior executives) of, the Companies or any of their Subsidiaries in connection with the Transaction and (ii) will have no right to perform invasive or subsurface investigations of the properties or facilities of the Companies or any of their Subsidiaries.
4.2    Conduct of the Business Pending the Closing.
(a)    From the date of this Agreement until the Closing, except (w) as set forth on Schedule 4.2, (x) as required by applicable Law, (y) as otherwise contemplated by this Agreement, or (z) with the prior written consent of Buyer (which consent will not be unreasonably withheld, conditioned or delayed, and which consent will be deemed to have been given if Buyer does not object within one Business Day after receiving a request for such consent from Seller Parent or any Sellers), Seller Parent and Sellers will cause the Companies and their Subsidiaries to:

(i)    conduct their respective businesses in all material respects in the Ordinary Course of Business; and
(ii)    use their respective commercially reasonable efforts to preserve in all material respects the present (A) business operations, organization and goodwill of the Companies and their Subsidiaries and (B) relationships with material customers, suppliers, licensors, licensees, contractors, distributors and others having material business dealings with the Companies and their Subsidiaries.
(b)    From the date of this Agreement until the Closing, except (v) as set forth on Schedule 4.2, (w) as required by applicable Law, (x) as required by the terms of any Collective Bargaining Agreement, (y) as otherwise contemplated by this Agreement, or (z) with the prior written consent of Buyer (which consent will not be unreasonably withheld, conditioned or delayed, and which consent will be deemed to have been given if Buyer does not object within one Business Day after receiving a request for such consent from Seller Parent or any Sellers), Seller Parent and Sellers will cause the Companies and their Subsidiaries not to:
(i)    sell, lease, license, transfer, allow to lapse, abandon, dispose of, pledge or encumber any material assets (including any of the items listed on Schedule 2.13(a)) of the Companies or any of their Subsidiaries (other than in the Ordinary Course of Business (excluding any exclusive licenses to Intellectual Property) or for the purpose of disposing of obsolete or worthless assets);
(ii)    make any material acquisition of any assets or businesses;
(iii)    (A) incur, assume or guarantee any Indebtedness that will not be repaid at Closing, other than unsecured current liabilities incurred in the Ordinary Course of Business, or (B) make or forgive any loans or advances, or capital contributions to or investments in, any other Person;
(iv)    enter into any Contract that would have been deemed a Material Contract if it had been in effect as of the date hereof, or terminate or extend or modify or amend such Contract or any Material Contract, in each case except for renewals, terminations or expirations in accordance with the terms of such Contract or any Material Contract;
(v)    enter into any Contract for the purchase, sale, lease or sublease of any real property, or any interest therein;

(vi)    declare, set aside or pay any dividend or distribution on any Equity Interests, other than dividends or distributions paid in cash or those described in Section 1.7(a);
(vii)    amend the Organizational Documents of the Companies or any of their Subsidiaries;
(viii)    issue, sell, pledge, transfer, dispose of or encumber or agree to issue, sell, pledge, transfer, dispose of, or encumber any shares or equity interests of the Companies or any of their Subsidiaries or grant options, warrants, calls or other rights to purchase or otherwise acquire shares of the capital stock, equity interests or other securities of the Companies or any of their Subsidiaries;
(ix)    effect any recapitalization, reclassification or like change in the capitalization of any Company or any of its respective Subsidiaries;
(x)    Except as may be required by any Seller Benefit Plan in existence on the date hereof, (A) materially increase the annual level of compensation or benefits of any employee, director, manager or officer of any Company or any Subsidiary of any Company other than in the Ordinary Course of Business, (B) grant or pay any retention, severance, bonus or other benefit to any employee of any Company, (C) amend any Seller Benefit Plan in a manner that could increase the costs to Buyer, the Companies, or any Subsidiaries of the Companies under Section 4.9 as compared to the date hereof or amend any Company Benefit Plan in a manner that would materially increase the applicable Company’s cost of maintaining such Company Benefit Plan, (D) loan any money to any employee, director, manager or officer of any Company or any Subsidiary of any Company, or (E) grant any equity or equity-based awards of a Company to any employee of any Company or any Subsidiary of any Company;
(xi)    (A) hire or offer to hire any new employee with an annual base salary in excess of $120,000, (B) terminate or encourage any employee to resign (other than a termination for cause) or (C) announce any general layoff of employees or implement any early retirement plan;
(xii)    except to the extent required by applicable Laws or any Collective Bargaining Agreement, (A) modify, extend or enter into any Collective Bargaining Agreement or arrangements with any labor organization or works council; or (B) recognize or certify any labor organization or works council or group of employees of the Companies or their Subsidiaries as the bargaining representative for any employees of the Companies or their Subsidiaries;

(xiii)    merge or consolidate with any Person or adopt a plan of complete or partial liquidation or authorize or undertake a dissolution, consolidation, restructuring or other reorganization;
(xiv)    make any capital expenditure (or series of related capital expenditures) involving more than $100,000 or outside the Ordinary Course of Business, or postpone or delay any capital expenditures otherwise planned or budgeted for the current fiscal year;
(xv)    terminate any insurance policies held by Seller Parent or its Affiliates on behalf of or for the benefit of the Companies or any of their Subsidiaries currently in force or lower the coverages and limits as are in effect as of the date of this Agreement;
(xvi)    make a material change in its accounting or Tax principles, methods or policies;
(xvii)    make, revoke or change any material Tax election, file any amended Tax Return, change or revoke any material Tax accounting method, fail to file any material Tax Return when due, or settle or compromise any material Tax Liability;
(xviii)    except for Legal Proceedings as to which such settlement does not contain terms that would be binding on the Companies or any of their Subsidiaries after the Closing, waive, release, compromise or settle any pending or threatened Legal Proceeding; or
(xix)    authorize or enter into any agreement or commitment with respect to any of the foregoing.
(c)    From the date of this Agreement until the Closing, except (i) as required by applicable Law, (ii) as otherwise contemplated by this Agreement, or (iii) with the prior written consent of Buyer (which consent will not be unreasonably withheld, conditioned or delayed), Sellers and their Affiliates (excluding the Companies and their Subsidiaries) will not make any assignment, transfer or other disposal to a third party of any Intellectual Property owned by any of them that, but for such assignment, transfer or other disposal, would be Licensed IP or Licensed Patents (as defined in Section 4.14(c)).
(d)    Buyer acknowledges and agrees that (i) nothing contained in this Agreement will give Buyer, directly or indirectly, the right to control or direct the operations of the Companies or their Subsidiaries prior to the Closing and (ii) prior to the Closing, the

Companies will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over the Companies’ and their Subsidiaries’ respective operations.
4.3    Regulatory Approvals.
(a)    Subject to the terms and conditions herein, each of the Parties agrees to use its reasonable best efforts to take, or cause to be taken, all action, and to do, or cause to be done as promptly as practicable, all things necessary, proper and advisable under applicable Laws or required by any Governmental Body in connection with this Agreement and to consummate and make effective as promptly as practicable the Transaction. Subject to appropriate confidentiality protections, each Party will furnish to the other Parties such necessary information and reasonable assistance as such other Party may reasonably request in connection with the foregoing.
(b)    Each of the Parties will cooperate with one another and use reasonable best efforts to prepare all necessary documentation (including furnishing all information required under any Competition Law or FINSA) to effect promptly all necessary or advisable filings with any Governmental Body and to obtain (i) all consents, waivers and approvals and waiting period expirations and terminations of any Governmental Body necessary to consummate the Transaction set forth on Schedule 4.3 (“Competition Law Approvals”) and (ii) CFIUS Clearance. Each Party will provide to the other Parties copies of all correspondence between it (or its advisors) and any Governmental Body relating to the Transaction or any of the matters described in this Section 4.3. Each such Party will promptly inform the other Parties of any oral communication with, and provide copies of written communications with, any Governmental Body regarding any such filings or the Transaction. No Party will independently participate in any formal meeting with any Governmental Body in respect of any such filings, investigation or other inquiry without giving the other Parties prior notice of the meeting and, to the extent permitted by such Governmental Body, the opportunity to attend and/or participate. To the extent permissible under applicable Law, the Parties will consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any Party relating to proceedings with respect to Competition Law Approvals and CFIUS Clearance. The Parties may, as they deem advisable, designate any competitively sensitive materials provided to the other under this Section 4.3(b) or any other Section of this Agreement as “outside counsel only.” Such materials and the information contained therein will be given only to outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient without the advance written consent of the party providing such materials.

(c)    Without limiting the generality of the undertakings pursuant to this Section 4.3, the Parties will provide or cause to be provided (including by their ultimate parent entities) to any Governmental Body information and documents requested by any Governmental Body or necessary, proper or advisable to permit consummation of the Transaction, including filing any notification and report form and related material required with respect to Competition Law Approvals and CFIUS Clearance in each case enforced by any Governmental Body regarding pre-acquisition notifications for the purpose of competition reviews, as promptly as practicable, (i) but in no event later than 10 Business Days after the date of this Agreement with respect to any filing with respect to the Competition Law Approvals and (ii) as soon as reasonably practicable after the date of this Agreement and in any event within two Business Days with respect to all other required or advisable notifications to CFIUS under FINSA, and thereafter to respond promptly to any request for additional information or documentary material that may be made. Buyer will use reasonable best efforts to cause the filings under applicable Competition Laws to be considered for grant of “early termination,” and make any further filings pursuant thereto that may be necessary, proper or advisable in connection therewith. Buyer will be responsible for all filing fees under the Competition Laws or FINSA applicable to Buyer, as well as all fees and expenses (other than advisory and/or consultancy fees and expenses) of Seller, the Companies or any of their Subsidiaries, in responding to any requests for additional information.
(d)    If any objections are asserted with respect to the transactions contemplated hereby under any Competition Law or if any Legal Proceeding is instituted by any Governmental Body or any private party challenging the Transaction as violative of any Competition Law, Buyer, Seller Parent and each Seller will use its respective reasonable best efforts to (i) oppose or defend against any action to prevent or enjoin consummation of this Agreement (and the Transaction) and/or (ii) take such action as reasonably necessary to overturn any regulatory action by any Governmental Body to prevent or enjoin consummation of this Agreement (and the Transactions), including by defending any Legal Proceeding brought by any Governmental Body in order to avoid entry of, or to have vacated, overturned or terminated, including by appeal if necessary in order to resolve, any such objections or challenge as such Governmental Body or private party may have to the Transaction under such Competition Law so as to permit consummation of the Transaction.
(e)    In connection with securing CFIUS Clearance with respect to consummation of the Transaction, (i) Buyer will, and will cause it Affiliates to, take any and all actions available to Buyer or to its Affiliates (including the Companies and their respective Subsidiaries effective as of and following the Closing) and requested by CFIUS to secure CFIUS Clearance, including effecting divestitures, hold separate orders, sequestration, non-disturbance or interference and other remedial measures as may be requested or required by CFIUS, so long as such actions would not (x) reasonably be expected to result in the loss of more than $7,500,000 of annual net revenues of the Companies and their Subsidiaries, taken as a whole, based on actual 2017 results of operations or (y) reasonably be expected to violate any applicable Law (provided that the application of FINSA or obtaining the CFIUS Clearance generally will not be deemed in any manner to comprise a violation of Law under clause (y), and the foregoing will apply only with respect to specific remedial or mitigation actions required as a condition of securing the CFIUS Clearance), and (ii) Sellers, Seller Parent and the Companies will use reasonable best efforts to fully and promptly support and cooperate with Buyer, including providing such necessary information and reasonable assistance as Buyer may reasonably request.
(f)    Without limiting the foregoing, Buyer will, and will cause its Affiliates to, take all commercially reasonable actions necessary to avoid or eliminate each and every impediment under any Competition Law and FINSA so as to enable the consummation of the Transaction to occur as soon as reasonably possible (and in any event no later than the Outside Date).
(g)    From the date of this Agreement until Closing, none of the Parties nor any of their respective Affiliates will acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing a substantial portion of the assets of or any equity in, or by any other manner, any assets or Person, if the execution and delivery of a definitive agreement relating to, or the consummation of, such acquisition would reasonably be expected to (i) impose any delay in obtaining, or increase the risk of not obtaining, consents of a Governmental Body necessary to consummate the Transaction or the expiration or termination of any applicable waiting period, (ii) increase the risk of a Governmental Body seeking or entering an Order prohibiting the consummation of the Transaction, (iii) increase the risk of not being able to remove any such Order on appeal or otherwise, or (iv) otherwise prevent or delay the consummation of the Transaction.
4.4    Reasonable Best Efforts. The Parties agree that they will (a) use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to cause the conditions to the other Parties’ obligation to close the Transaction as set forth in Article V to be satisfied as promptly as practicable and to consummate the Transaction and (b) execute and deliver, or use their reasonable best efforts to cause their respective controlled Affiliates to execute and deliver, such further instruments, and take or cause their respective Subsidiaries to take, such other action as may be reasonably necessary to carry out the purposes and intents of this Agreement. The Parties also will use their reasonable best efforts to refrain from taking any action which could be reasonably expected to materially delay the consummation of the Transaction.
4.5    Confidentiality. Each of the Parties acknowledges that the information provided to it and its representatives in connection with this Agreement and the transactions contemplated hereby are subject to the terms of the confidentiality agreement between Parent and William Blair & Company, L.L.C. on behalf of Seller Parent, dated November 13, 2017 (the “Confidentiality Agreement”), the terms of which are incorporated herein by reference, but excluding (i) “Confidential Information” as defined in Section 4.14(d), which is governed by Section 4.14(d) only, and (ii) “Confidential Information” as defined in the Transition Services Agreement, which is governed only by such agreement.
4.6    Indemnification and Insurance.
(a)    Buyer agrees that all rights to indemnification, advancement of expenses and exculpation by any Company now existing in favor of each Person who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Closing, a director, officer or employee of any of the Companies or any of their Subsidiaries, or who is or was serving at the request of any Company or any of its respective Subsidiaries as a director, officer, employee or agent of another Person, is, or is threatened to be, made a party or witness based in whole or in part on, or arising in whole or in part out of, or pertaining in whole or in part to, (i) the fact that such Person is serving or did serve in any such capacity or (ii) matters existing or occurring at or prior to the Closing Date (including this Agreement and the Transaction and any actions contemplated hereby) as provided by the Organizational Documents of the applicable Company, or pursuant to any other agreements in effect on the date hereof and disclosed in Schedule 4.6(a) (collectively, the “Indemnified Persons”), will survive the Closing Date and will continue in full force and effect in accordance with their respective terms.
(b)    For a period of six years from the Closing Date, Buyer will, at its sole cost and expense, cause the Companies to maintain in effect directors’ and officers’ liability insurance covering those Persons who are currently covered by any directors’ and officers’ liability insurance policies maintained by Seller Parent or its Affiliates on behalf of the Companies and their Subsidiaries (the “D&O Indemnitees”) on terms not less favorable than the terms of such current insurance coverage with respect to claims arising out of or relating to events which occurred before the Closing Date; provided that Buyer will not be required to pay with respect to such insurance policies in respect of any one policy year annual premiums in excess of 250% of the current annual premium paid by Seller Parent or any applicable Affiliates prior to the date hereof in respect of the coverage required to be obtained pursuant hereto, but in such case will purchase as much coverage as reasonably practicable for payment of annual premiums equal to 250% of current annual premiums; and provided further that, if any claim is asserted or made within such six-year period, such insurance will be continued in respect of such claim until the final disposition thereof. Notwithstanding the foregoing, Buyer and the Companies will be permitted at their sole cost and expense, to cause coverage to be extended by obtaining a six-year “tail policy” on such terms; provided that if the coverage thereunder costs more than 250% of such current annual premium, Buyer and the Companies will purchase the maximum amount of coverage that can be obtained for 250% of such current annual premium.
(c)    The provisions of this Section 4.6 will survive the Closing and are intended to be for the benefit of, and will be enforceable by, each Indemnified Person hereunder and its successors and representatives. The rights of the Indemnified Persons under this Section 4.6 will be in addition to any rights such Persons may have under the Organizational Documents or indemnification agreements of Buyer, the Companies or any of their respective Subsidiaries, by Contract or by Law.
(d)    The obligations under this Section 4.6 will not be terminated or modified by Buyer or the Companies in a manner as to adversely affect any Indemnified Person to whom this Section 4.6 applies without the consent of the affected Indemnified Person. In the event that either Buyer or the Companies or any of their respective successors or assigns (i) consolidates with or merges into any other Person or (ii) transfers at least 50% of its properties or assets to any Person, then and in each case, proper provision will be made so that the applicable successors and assigns or transferees assume the obligations set forth in this Section 4.6.
4.7    Preservation of Records. From and after the Closing, Buyer will, and will cause the Companies and their Subsidiaries to, preserve and keep the records held by them relating to the respective businesses of the Companies and their Subsidiaries for a period of seven years from the Closing Date (or longer if required by applicable Law) and will make such records (or copies) and personnel available to Sellers or their Affiliates, during normal business hours and upon reasonable notice and in accordance with the procedures established by Buyer, as may be reasonably required by Sellers or their Affiliates in connection with any insurance claims by, Legal Proceedings or Tax audits or other disputes against, or governmental investigations of, or compliance with Law by, Sellers or any of their Affiliates; provided that no such access or examination will be permitted to the extent that it (i) would unreasonably disrupt the operations of the Companies or any of their Subsidiaries or (ii) would require the Companies or any of their Subsidiaries to disclose information that, in the reasonable judgment and good faith of counsel to the Companies or any of their Subsidiaries, is subject to attorney-client privilege or may conflict with any applicable Law or confidentiality obligations to which the Companies or any of their Subsidiaries are bound.
4.8    Publicity. Other than any press releases to be issued in connection with the execution of this Agreement substantially in the form as previously agreed by Buyer and Seller Parent, the Parties will not publish any press release or other public announcement concerning this Agreement or the Transaction inconsistent with such press release without obtaining the prior written approval of Buyer and Seller Parent, which approval will not be unreasonably withheld, conditioned or delayed, unless, in the judgment of Buyer or Seller Parent, disclosure is otherwise required by applicable Law, and in any event a party will use its reasonable best efforts to consult with the other party a reasonable time in advance of such required disclosure.
4.9    Employment and Employee Benefits.
(a)    From and after the Closing, Buyer will cause the Companies and their Subsidiaries to honor all Company Benefit Plans, as such Company Benefit Plans are in effect on the Closing Date (it being understood that this Section 4.9 will not be deemed to prohibit Buyer or the Companies from amending, modifying, replacing or terminating such Company Benefit Plans in accordance with their terms), and except as required by Law or otherwise by this Section 4.9, all employees of the Companies and any of their Subsidiaries will cease active participation in, and any benefit accrual under, each of the Seller Benefit Plans that is not a Company Benefit Plan.
(b)    Except as otherwise provided in any Collective Bargaining Agreement covering employees of the Companies or any of their Subsidiaries, Buyer will cause the Companies and their Subsidiaries to provide the employees of the Companies and their Subsidiaries from the Closing Date until the 12-month anniversary thereof, for so long as each such employee continues employment with the applicable Company or any of its respective Subsidiaries during such 12-month period, with (i) base salary and rates of pay, (ii) bonus and other cash incentive compensation opportunities, and (iii) benefits and other terms of employment (including severance protections but excluding defined benefit pension and retiree medical benefits) that are, in the aggregate, no less favorable than those provided to each such employee immediately prior to the Closing Date. In respect of the fiscal year of each Company during which the Closing occurs, Buyer will cause each Company and its Subsidiaries to pay bonuses and other incentive compensation at a level no less than that which has been accrued as of the Closing for such year(s).
(c)    Buyer will give credit to each employee of the Companies or any of their Subsidiaries for such employee’s years of service with the Companies or any of their

Subsidiaries, to the same extent as such employees were entitled, before the Closing, to credit for such service under similar Seller Benefits Plans, for purposes of eligibility, and, solely with respect to severance and vacation benefits, benefit accrual under each employee benefit plan or program of Buyer or any of its Affiliates in which such employee becomes eligible to participate after the Closing Date, in each case other than to the extent such service credit would result in a duplication of benefits. To the extent that Buyer or any of its Affiliates modifies any coverage or benefit plans under which the employees of the Companies or any of their Subsidiaries participate, to the extent permitted under the terms of such benefit plans of Buyer or any of its Affiliates, Buyer or its Affiliates will waive any applicable waiting periods or pre-existing conditions, to the extent already waived or satisfied under the corresponding Seller Benefit Plan by an employee during the year in which such coverage or plan modification occurs and will give such employees credit under the new coverages or benefit plans for deductibles, co-payments and out-of-pocket payments that have been paid during the year in which such coverage or plan modification occurs.
(d)    The Parties hereby agree that none of the provisions in this Section 4.9 are intended to, and do not, confer upon any Person (including any employee of the Companies or beneficiary or dependent thereof), other than Sellers and Buyer, any rights or remedies hereunder, including the right to enforce any obligations of Sellers or Buyer and their Affiliates contained herein. Nothing in this Section 4.9 will prevent Buyer from terminating the employment of any employee of the Companies or any of their Subsidiaries or from terminating or amending any benefit plan, program, agreement or arrangement.
(e)    The Companies and their Subsidiaries will satisfy all legal or contractual requirements to provide notice to, or to carry out any consultation procedure with, any employees, labor organization, works council or other representative body which represents any employees of the Companies or any of their Subsidiaries in connection with the execution of this Agreement and the consummation of the Transaction.
(f)    Prior to Closing, Seller Parent will use commercially reasonable efforts to assist Buyer with establishing outsourced payroll services with respect to U.S. Employees for the Companies and their respective U.S. Subsidiaries as of the Closing Date, including transferring employee payroll data to the Companies or their respective U.S. Subsidiaries, as the case may be, for use with the outsourced payroll services. Buyer understands and agrees that (i) Seller Parent’s current senior human resources manager and human resources generalist at the Company’s location in De Pere, Wisconsin, will identify and engage the payroll service provider, and (ii) Seller Parent’s human resources team at the Company’s location in De Pere, Wisconsin may begin recruiting and interviewing to hire a payroll specialist. The costs associated with all actions taken by representatives of Seller Parent or its Affiliates under this Section 4.9(f) will be borne by Buyer provided that Seller Parent has first notified Buyer of such costs.
(g)    Prior to Closing, Seller Parent will use commercially reasonable efforts to assist Buyer with establishing health and welfare and retirement benefits for U.S. Employees (“New Benefits”) as of the Closing Date. The New Benefits will comply with Section 4.9(b)(iii). It is understood by Buyer and Seller Parent that the post-Closing plan sponsor of the New Benefits has not yet been determined. Buyer will authorize Parent’s benefit consulting firm, Hylant, to work with Seller Parent, the Companies, their respective U.S. Subsidiaries and their respective benefit providers to timely establish the New Benefits. Buyer further agrees that Seller Parent’s human resources team at the Company’s location in De Pere, Wisconsin may begin recruiting and interviewing to hire a benefit specialist. The costs associated with all actions taken by representatives of Seller Parent or its Affiliates under this Section 4.9(g) will be borne by Buyer provided that Seller Parent has first notified Buyer of such costs.
4.10    Release of Liens. At or prior to Closing, Seller Parent will deliver to Buyer documentation pursuant to which all Liens against assets and equity interests of the Companies or any of their Subsidiaries are released, if applicable.
4.11    Business Guarantees. Sellers and Buyer will cooperate and use their respective commercially reasonable efforts to obtain from the respective financial instiutions, in form and substance reasonably satisfactory to Sellers and Buyer, on or before the Closing, valid and binding written releases of Seller Parent, Sellers and their Subsidiaries, as applicable, from any liability, whether arising before, on or after the Closing Date, under any Business Guarantees listed on Schedule 4.11(a) and any other Business Guarantees entered into after the date hereof to which Buyer has consented as provided in the next sentence, in each case in effect as of the Closing, which will be effective as of the Closing, including, as applicable, by providing substitute guarantees, furnishing letters of credit, instituting escrow agreements, posting surety or performance bonds or making other arrangements as the counterparty may reasonably request. To the extent Sellers intend to enter into any Business Guarantee or Parent Guarantee after the date of this Agreement in connection with a Contract subject to Buyer’s approval under Section 4.2(b)(iv), Sellers will provide Buyer with written notice thereof, including the proposed form, amount, counterparty and purpose of such Business Guarantee or Parent Guarantee, as applicable, and Sellers will not enter into any such Business Guarantee or Parent Guarantee unless Buyer consents to such Business Guarantee or Parent Guarantee, such consent not to be unreasonably withheld, conditioned or delayed. With respect to any Parent Guarantees, and if any Business Guarantee has not been released as of the Closing Date (a “Scheduled Guarantee”), Sellers and Buyer will use their respective reasonable best efforts after the Closing to cause each such unreleased Scheduled Guarantee to be released promptly. No later than at Closing, Parent will grant to Seller Parent a guarantee to backstop the obligations of Seller Parent under the Parent Guarantees as of Closing (the “Back-to-Back Guarantee”). The Back-to-Back Guarantee will be adjusted monthly to reflect any reduction of obligations under the Parent Guarantees. Buyer will indemnify and hold harmless Sellers and their respective Subsidiaries from and after the Closing for any amounts required to be paid under any Scheduled Guarantees.
4.12    Taxes.
(a)    Payment of Transfer Taxes. Notwithstanding any provision of this Agreement to the contrary, fifty percent (50%) of Transfer Taxes will be borne by Sellers, and fifty percent (50%) of Transfer Taxes will be borne by Buyer. Sellers or Buyer, as required by applicable Law, will timely file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes and will share all expenses in respect of such filings equally.
(b)    Proration of Taxes. Except as provided in Section 4.12(a), the portion of any Tax related to the Companies and their Subsidiaries payable with respect to a Straddle Period that is allocable to the portion of the Straddle Period ending on the Closing Date applicable to the Companies and their Subsidiaries will be (i) in the case of property and similar ad valorem Taxes and any other Taxes not described in clause (ii) below relating to the Companies and their Subsidiaries, equal to the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period that fall on or prior to the Closing Date and the denominator of which is the number of days in the entire Straddle Period, and (ii) in the case of income Taxes, sales and similar Taxes, employment Taxes and other Taxes that are readily apportionable based on an actual or deemed closing of the books, computed as if such taxable period ended as of the close of business on the Closing Date. Sellers will be liable for the proportionate amount of such Taxes that is attributable to the Pre-Closing Tax Period, and Buyer will be liable for the proportionate amount of such Taxes that is attributable to any Post-Closing Tax Period. If any Taxes subject to proration pursuant to the preceding sentence are paid by Buyer or its Affiliates, on the one hand, or Sellers, on the other hand, then the proportionate amount of such Taxes for which the non-paying Party is responsible under the terms of this Agreement will be promptly reimbursed to the paying Party by the non-paying Party after the payment of such Taxes; provided, however, that Sellers and their Affiliates will not be responsible for any Taxes with respect to any Pre-Closing Tax Period to the extent such Taxes were taken into account pursuant to Section 1.5 hereof in determining Estimated Closing Proceeds, the Closing Date Purchase Price or the Net Adjustment Amount.

(c)    Refunds or Credits. Buyer will promptly remit to Sellers any refunds or credits of Taxes received by Buyer, the Companies or their Subsidiaries after the Closing: (i) relating to the Companies or their Subsidiaries for any taxable year or taxable period or portions of a taxable year (described in Section 4.12(b)) ending on or before the Closing Date, or (ii) attributable to any amount paid by Sellers or for which Sellers are responsible; provided, however, that Buyer will not be required to remit to Sellers any refunds or credits of Taxes received by Buyer to the extent such refunds or credits of Taxes were taken into account pursuant to Section 1.5 hereof in determining Estimated Closing Proceeds, the Closing Date Purchase Price or the Net Adjustment Amount. Buyer will be entitled to all other refunds and credits of Taxes.
(d)    Tax Returns. Sellers will prepare or cause to be prepared and/or cause to be filed in a timely manner (i) all Tax Returns with respect to the Companies or their Subsidiaries for all Pre-Closing Tax Periods which have not been filed as of the Closing Date, and (ii) any combined, consolidated or unitary Tax Return that includes any Seller or any of its Affiliates (other than the Companies and their Subsidiaries), on the one hand, and any of the Companies or their Subsidiaries, on the other hand. Such Tax Returns described in the foregoing clauses (i) and (ii) will be prepared in a manner consistent with the Companies’ and their Subsidiaries’ prior practice; provided that, with respect to the preparation and filing of the Tax Returns under this Section 4.12(d), with respect to income Taxes, such Tax Returns will reflect all applicable Transaction Tax Deductions so long as such Transaction Tax Deductions are “more likely than not” deductible (or deductible at a higher confidence level) in any Pre-Closing Tax Period, as reasonably determined in good faith by the Sellers. At least 15 days prior to the filing of each such Tax Return, Sellers will provide any Tax Returns described in the foregoing clauses (i) and (ii) to Buyer for their review and comment and Sellers will incorporate any reasonable comments received from Buyer to such Tax Return; provided, however, that in the case of Tax Returns of any Seller or any of its Affiliates (or of a combined, consolidated or unitary Tax group including any of them), such Seller may, in lieu of delivering Tax Returns, deliver to Buyer pro-forma statements with respect to the Companies or any of their Subsidiaries setting forth in sufficient detail the information relevant for determining the amount of any Taxes attributable to Pre-Closing Tax Periods and Post-Closing Tax Periods. Sellers will be responsible for payment of any Taxes for any Pre-Closing Tax Periods; provided, however, that Sellers and their Affiliates will not be responsible for any Taxes with respect to any Pre-Closing Tax Period to the extent such Taxes were taken into account pursuant to Section 1.5 hereof in determining Estimated Closing Proceeds, the Closing Date Purchase Price or the Net Adjustment Amount. Buyer will prepare or cause to be prepared and Buyer will timely file or cause to be filed any Tax Returns with respect to the Companies or their Subsidiaries for Straddle Periods. At least 15 days prior to the filing of each such Tax Return with respect to Straddle Periods, Buyer will provide copies of such Tax Return, and a statement showing the computation of Buyer’s determination of the Taxes for which Sellers are responsible pursuant to the terms of this Agreement, to Sellers for Sellers’ review and comment and Buyer will incorporate any reasonable comments received from Seller to such Tax Return. For Tax Returns relating to the Straddle Periods, Sellers will pay to Buyer within five days before the date on which such Taxes are to be paid the portion of such Taxes which relates to the portion of such Taxable period ending on the Closing Date for which Sellers are liable under this Section 4.12; provided, however, that Sellers and their Affiliates will not be responsible for any Taxes with respect to any Pre-Closing Tax Period to the extent such Taxes were taken into account pursuant to Section 1.5 hereof in determining Estimated Closing Proceeds, the Closing Date Purchase Price or the Net Adjustment Amount. Any Tax Dispute arising with respect to this Section 4.12(d) will be resolved pursuant to the provisions of Section 4.12(l).
(e)    Cooperation. Buyer and Sellers will cooperate reasonably in (i) giving the other Party timely written notice of and responding to any inquiries, audits or similar proceedings by any Tax Authority relating to Taxes of the Companies and their Subsidiaries (a “Tax Claim”), (ii) resolving all disputes and audits with any Tax Authority relating to Taxes of the Companies and their Subsidiaries, (iii) providing information and assistance required in connection with the preparation, review and filing of Tax Returns, (iv) providing information and assistance required in connection with preparing, reviewing, and agreeing to the purchase price allocation provided for in Section 4.12(g), and (v) determining the obligation of any Party for Taxes under this Agreement.
(f)    Tax Claims.
(i)    With respect to any Tax Claim (A) relating to a Pre-Closing Tax Period of the Companies or any of their Subsidiaries, (B) relating to a consolidated Tax Return that includes the Companies or any of their Subsidiaries of which Sellers or any of their Affiliates (other than the Companies and their Subsidiaries) is the common parent, or (C) for which Sellers would have an indemnification obligation pursuant to this Section 4.12, Sellers will control all proceedings and may make all decisions in connection with such Tax Claim (including selection of counsel) at its own expense, provided that, if such a Tax Claim relates solely to the Companies or any of their Subsidiaries, Buyer will have the right to participate in any proceedings (at its own expense). To the extent such Tax Claim or the resolution or settlement thereof could reasonably be expected to have an impact on Buyer or any of its Affiliates (including the Companies and their Subsidiaries) after the Closing Date, (x) Sellers will provide Buyer with a timely and reasonably detailed account of each stage of such Tax Claim and will consult with Buyer before taking any significant action in connection with such Tax Claim, and (y) Sellers will not settle, compromise or abandon any such Tax Claim without obtaining the prior written consent of Buyer, which consent will not be unreasonably withheld, conditioned or delayed.
(ii)    With respect to any Tax Claim relating to a Straddle Period of the Companies or any of their Subsidiaries, Buyer will have the right and obligation to conduct, at its own expense, such Tax Claim; provided, however, that (A) the Buyer will provide Sellers with a timely and reasonably detailed account of each stage of such Tax Claim, (B) Buyers will consult with Sellers before taking any significant action in connection with such Tax Claim, (C) Buyer will defend such Tax Claim diligently and in good faith as if it were the only party in interest in connection with such Tax Claim, (D) Sellers will have the opportunity to participate, at their own expense, with respect to the Tax Claim if the Tax Claim could reasonably be expected to result in an indemnity obligation of the Sellers pursuant to Section 4.12(h) hereof, and (E) Buyer will not settle, compromise or abandon any such Tax Claim without obtaining the prior written consent of Sellers, which consent will not be unreasonably withheld, conditioned or delayed.
(iii)    Buyer will control all other Tax Claims with respect to Post-Closing Tax Periods (other than Straddle Periods); provided, however, that Sellers will have the right to participate, at their own expense, in any Tax Claim with respect to a Post-Closing Tax Period for which Sellers or any of their Affiliates could reasonably be expected to have an indemnification obligation under this Agreement.
(g)    Purchase Price Allocation.
(i)    The Parties agree to allocate the “aggregate deemed sales price” under Treasury Regulation Section 1.338-4 among the property sold by MEGTEC Seller and Universal Seller as follows: seventy-five percent (75%) to the property sold by the MEGTEC Seller, and twenty-five percent (25%) to the property sold by the Universal Seller. The Parties further agree that seventy percent (70%) of the aggregate deemed sales price and any other items required to be included in the amount realized for United States federal income Tax purposes allocated to MEGTEC Seller will be further allocated to the MEGTEC Units. As a result of the Section 338(h)(10) Elections, the amounts allocated to the Universal Seller, the MEGTEC Units, and the MEGTEC Shares pursuant to the two preceding sentences will be further allocated among the assets of Universal, MEGTEC US and Holdings respectively in accordance with Sections 338 and 1060 of the Code and the Treasury Regulations promulgated thereunder (and any similar provision of federal, state, local or non-U.S. Law, as appropriate). Buyer will prepare a written statement setting forth the allocations described herein (the “Draft Allocation Statement”) and deliver same to Sellers within 90 days following the final determination of the Purchase Price. Within 30 days following the delivery to Sellers of the Draft Allocation Statement, Sellers may deliver comments to Buyer with respect to the Draft Allocation Statement that are consistent with the methodology described in this Section 4.12(g)(i). If within 20 days following the receipt of comments Buyer and Sellers cannot agree upon an allocation, the Parties will submit the allocation to the Tax Dispute process provided in Section 4.12(l) hereto. The final allocation resulting from this dispute resolution process will be the final allocation (the “Final Allocation”).
(ii)    Buyer and Sellers and each of their respective Affiliates will: (A) be bound by the Final Allocation for purposes of determining any Taxes; (B) prepare and file, and cause their respective Affiliates to prepare and file, their Tax Returns on a basis consistent with the Final Allocation; and (C) take no position, and cause their Affiliates to take no position, inconsistent with the Final Allocation on any applicable Tax Return or in any Tax Claim. If the Final Allocation is disputed by any Tax Authority, the Party receiving written notice of the dispute will promptly notify the other Party in writing, and the Parties agree (and will cause their respective Affiliates) to use their reasonable best efforts to defend such Final Allocation in any Tax Claim.
(h)    Seller Indemnification. Sellers will be jointly and severally liable for, and will indemnify and hold Buyer, the Companies, their Subsidiaries and Buyer’s Affiliates harmless against (without duplication), all Losses and Taxes suffered by Buyer, the Companies, their Subsidiaries and Buyer’s Affiliates arising out of, incident to, or as a result of: (i) the breach or inaccuracy of any representation or warranty contained in Section 2.11 (without giving effect to any “Material Adverse Effect,” “materiality,” or similar qualifications); (ii) any breach of any covenant of Sellers contained in this Section 4.12; (iii) Taxes of or attributable to the Companies or their Subsidiaries for any Pre-Closing Tax Periods or that are the responsibility of Sellers under Section 4.12(a); (iv) the portion of any Straddle Period for which Sellers are liable under Section 4.12(b); (v) Taxes payable by any Subsidiary in any period by reason of such Subsidiary being severally liable for the Tax of any Person pursuant to Treasury Regulation Section 1.1502-6 or any analogous foreign, state or local Tax Law in any Pre-Closing Tax Period or pre-closing portion of any Straddle Period; and (vi) any Taxes imposed on the Companies as a result of Section 965 of the Code.
(i)    Buyer Indemnification. Parent and Buyer will jointly and severally indemnify and hold Sellers and their Affiliates harmless against (without duplication), all Losses and Taxes suffered by Sellers and their Affiliates arising out of, incident to, or as a result of: (i) any breach of any covenant of Parent or Buyer contained in this Section 4.12;

(ii) Taxes of or attributable to the Companies or their Subsidiaries for any Post-Closing Tax Periods or that are the responsibility of Buyer under Section 4.12(a) hereof; and (iii) Taxes with respect to the portion of any Straddle Period for which Buyer is responsible under Section 4.12(b).
(j)    Notwithstanding any other provision in this Agreement, the indemnification provided under this Section 4.12 will be limited as follows:
(i)    None of Sellers or any of their Affiliates will be obligated to indemnify Buyers or any of its Affiliates with respect to any Taxes that were taken into account pursuant to Section 1.5 in determining Estimated Closing Proceeds, the Closing Date Purchase Price or the Net Adjustment Amount.
(ii)    Without limiting the effect of any other limitation contained in this Section 4.12(j), for purposes of computing the amount of any Losses incurred by Buyer or Sellers, as applicable, under this Section 4.12 for which such Buyer or Sellers, as applicable, would otherwise be entitled to receive indemnification payments under this Section 4.12, there will be deducted an amount equal to (A) any cash payments actually recovered (net of reasonable collection costs expended in recovering such amount) by Buyer or Sellers, as applicable, under or pursuant to any insurance policy, title insurance policy, indemnity, reimbursement arrangement or Contract pursuant to which or under which Buyer is, or Sellers are, as applicable, a party or has rights; provided that in the event any amounts recovered under insurance policies or other collateral sources are not received before any claim for indemnification is paid, the Buyer or Sellers, as applicable, will pay the full amount of the Loss, and (B) any net Tax benefit actually realized by Buyer or Sellers, as applicable, no later than the conclusion of the second taxable year immediately subsequent to the taxable year during which such indemnification payment was made with respect of such Losses. If Buyer or Sellers, as applicable, make(s) any payment on any claim pursuant to Section 4.12 and the Buyer or Sellers, as applicable, subsequently recovers an amount from a third party in respect of the indemnifiable Losses underlying any such payment, then the Buyer or Sellers, as applicable, will (solely to prevent duplicative recovery) remit to the Buyer or Sellers, as applicable, the excess (if any) of (x) the amount paid by the Buyer or Sellers, as applicable, in respect of such Losses plus the amount received by the Buyer or Sellers, as applicable, in respect of such Losses over (y) the full amount of such Losses.
(iii)    Buyer and Sellers will (A) take reasonable steps to mitigate all Losses for which such Buyer or Sellers, as applicable, is or are entitled or may be entitled to indemnification under this Section 4.12, (B) use commercially reasonable efforts to submit claims and seek recovery from available insurance policies (including under the RWI Policy) or other third party indemnitors in respect of any Losses; provided that in no event will Buyer or Sellers, as applicable, be required to commence or threaten litigation against any third party in respect of such recovery.
(k)    Purchaser Tax Act. None of Buyer or any of its Affiliates (including, after the Closing, the Companies) will, following the Closing (including the portion of the Closing Date after the Closing), other than an action required by applicable Law or contemplated hereunder, without the prior written consent of Sellers which will not be unreasonably withheld, conditioned, or delayed: (i) make any Tax elections, including but not limited to entity classification elections pursuant to Treasury Regulations Section 301.7701-3, with respect to either Company or any Subsidiary of either Company with an effective date on or prior to the Closing Date or during a Straddle Period, or (ii) amend a Tax Return filed by or with respect to the Companies or any of their Subsidiaries for any Pre-Closing Tax Period or Straddle Tax Period. Upon the request of Buyer or any of its Affiliates, Sellers and their Affiliates on the one hand, and Buyer and its Affiliates on the other hand, will cooperate in good faith to determine, in advance of any proposed action by Buyer or any of its Affiliates that may be described in this Section 4.12(k), the amount of any income, gain, deduction or credit that would be realized as a result of such proposed action.
(l)    Tax Disputes. If any dispute between the Parties should arise regarding their respective rights and obligations pursuant to this Section 4.12 (a “Tax Dispute”), Sellers and Buyer will use commercially reasonable efforts to settle such Tax Dispute. If, within 30 days, such commercially reasonable efforts do not resolve such Tax Dispute, Sellers and Buyer will submit all matters that remain in dispute with respect to such Tax Dispute to KPMG US LLP or other mutually agreed upon law firm or accounting firm with a national or global reputation as being expert in taxation, valuation or other subject matter of primary relevance to the Tax Dispute (the “Tax Referee”). Within 30 days after submission of such matters to the Tax Referee, the Tax Referee will make a final determination pursuant to such procedures as the Tax Referee deems advisable. The Tax Referee will resolve the Tax Dispute according to such procedures as the Tax Referee deems advisable and will furnish written notice to the Parties of its resolution of any such Tax Dispute as soon as practicable, but in any event no later than 45 days after its acceptance of the matter for resolution. Any such resolution by the Tax Referee will be consistent with the terms of this Agreement, and if so consistent will be conclusive and binding on the Parties. The fees and expenses of the Tax Referee will be borne by Sellers on the one hand and Buyer on the other hand in inverse proportion as they may prevail on matters resolved by the Tax Referee, which proportionate allocations will also be determined by the Tax Referee at the time the determination of the Tax Referee is rendered on the Tax Dispute. During the review by the Tax Referee, each of Buyer and Sellers will, and will cause its respective Affiliates (including, in the case of Buyer, the Company) and its and their respective employees, accountants and other representatives to each make available to the Tax Referee interviews with such personnel and such information, books and records and work papers, as may be reasonably requested by the Tax Referee to fulfill its obligations under this Section 4.12(l); provided, that the accountants of Sellers or Buyer will not be obliged to make any work papers available to the Tax Referee except in accordance with such accountants’ normal disclosure procedures and then only after such Tax Referee has signed a customary nondisclosure agreement relating to such access to work papers.
(m)    Adjustment to Purchase Price. Any payment under this Section 4.12 will, to the extent such payment can be properly so characterized under applicable Tax Law, be treated by the Parties as an adjustment to the Purchase Price.
(n)    Survival of Obligations and Sole Remedy. Notwithstanding anything to the contrary in this Agreement, the obligations of the Parties set forth in this Section 4.12 will be unconditional and absolute, will survive until 30 days after the expiration of the applicable statutory reassessment or appeal periods for the Taxes in question, having regard, without limitation to (i) any waiver given by the Companies or their Subsidiaries in respect of the Taxes in question and (ii) any entitlement of a Tax Authority to assess or reassess the Companies or their Subsidiaries without limitation in the event of Fraud. The rights and obligations of the Parties with respect to indemnification for any and all matters relating to Taxes and Tax Returns will be governed solely by this Section 4.12 and not by Article VII.
(o)    Tax Elections. Sellers (or their Affiliates) and Buyer will join in making (or causing to be made) elections under Section 338(h)(10) of the Code (and all corresponding elections under any other applicable Law) (collectively the “Section 338(h)(10) Elections”) with respect to (i) the purchase of the Universal Shares and the MEGTEC Shares, and (ii) the deemed purchase (as a result of the Section 338(h)(10) Elections made with respect to the purchase of the Universal Shares and the MEGTEC Shares) of all the issued and outstanding stock of MEGTEC TurboSonic Technologies, Inc., MTS Asia, Inc., and MEGTEC Sys Australia, Inc. Sellers and Buyer will take (or cause to be taken) all steps necessary in order to effectuate the Section 338(h)(10) Elections in accordance with applicable Laws (including the preparation and timely filing of IRS Form 8023 and all similar state and local forms) and will cooperate with each other in making such elections. Sellers will deliver (or cause to be delivered) to Buyers, at least five Business Days prior to the Closing Date, three original executed IRS Forms 8023 (and all applicable corresponding state or local forms) with respect to each Section 338(h)(10) Election. Buyer will thereafter execute such forms that relate to the Section 338(h)(10) Elections, and will provide Sellers with the executed originals of all such forms no later than the Closing Date. Sellers will thereafter file such forms that relate to the Section 338(h)(10) Elections and will provide Buyer with copies of all such forms so filed within 15 days after filing. Except to the extent otherwise required pursuant to a “determination” (as defined in Section 1313(a) of the Code or any similar provision of state, local or foreign Law), Sellers and Buyer agree to report the purchase of the Universal Shares and the MEGTEC Shares, and the deemed purchase of all the issued and outstanding stock of MEGTEC TurboSonic Technologies, Inc., MTS Asia, Inc., and MEGTEC Sys Australia, Inc. consistent with such Section 338(h)(10) Elections and will take no position inconsistent therewith. Buyer agrees not to assign its right to purchase all or any portion of the Universal Shares or the MEGTEC Shares to one or more of its Affiliates if such assignment would make the acquisition of the Universal Shares or the MEGTEC Shares ineligible for the Section 338(h)(10) Elections. Except as described in this Section 4.12(o), Buyer and its Affiliates will not, other than a Tax election required by applicable Law or contemplated hereunder, without the prior written consent of Sellers which will not be unreasonably withheld, conditioned, or delayed, make any Tax elections that would reasonably be expected to adversely affect the Sellers or their Affiliates in any Pre-Closing Tax Period.
4.13    Non-Solicitation of Employees; Non-Competition.
(a)    For a period of two years from the Closing Date, without the prior written consent of Buyer, the Sellers will not, and will cause their Affiliates not to, solicit for employment any employee who is above the level of director (each a “Management-Level Employee”) of the Companies or any of their Subsidiaries (each, a “Covered Person”); provided that each Seller and its Affiliates will not be precluded from soliciting, hiring or taking any other action with respect to any such individual (i) whose employment with Buyer or any of its Subsidiaries (including the Companies or any of their Subsidiaries) has been terminated by Buyer or such Affiliate or (ii) who responds to any solicitation not specifically targeted at employees of Buyer or any of its Subsidiaries (including the Companies or any of their Subsidiaries); and provided, further, that each Seller and its Affiliates will not be restricted from engaging in solicitations or advertising not specifically targeted at any Covered Persons described above.
(b)    For a period of two years from the Closing Date, without the prior written consent of the applicable Seller, Buyer will not, and will cause its Affiliates not to, solicit for employment any Management-Level Employee of the Sellers and their Affiliates (other than the Companies or any of their Subsidiaries); provided that Buyer and its Affiliates will not be precluded from soliciting, hiring or taking any other action with respect to any such individual (i) whose employment with the Sellers or any of their Subsidiaries has been terminated by such Seller or such Affiliate or (ii) who responds to any solicitation not specifically targeted at employees of the Sellers or any of their Affiliates; and provided, further, that Buyer and its Affiliates will not be restricted from engaging in solicitations or advertising not specifically targeted at any employees of the Sellers or their Affiliates described in this Section 4.13(b).
(c)    Each Seller agrees and acknowledges that in order to assure Buyer that the MEGTEC Business, Universal Business and the Companies and their Subsidiaries will retain their value as a going concern, it is necessary that such party undertake to not utilize its special confidential knowledge of the MEGTEC Business, Universal Business, the Companies and their Subsidiaries and their respective relationships with clients or customers to compete with Buyer. Each Seller further agrees and acknowledges that the MEGTEC Business and Universal Business could be irreparably damaged if the Sellers or any of their Subsidiaries were to engage in the MEGTEC Business or Universal Business as each such business is conducted immediately prior to the Closing (a “Competing Business”) during the Restricted Period. Therefore, as a significant inducement to Buyer to enter into and perform its obligations under this Agreement, each Seller agrees that for a period of three years from the Closing Date (the “Restricted Period”), without the prior written consent of Buyer, it will not, and will cause each of its Affiliates to not, anywhere in the world, directly or indirectly, either for itself or any other Person, engage in, own, operate, manage, control, invest in or participate in any manner in any Competing Business, or permit its name to be used by, act as a consultant or advisor to, render services for (alone or in association with any Person), or otherwise assist in any manner any Person in any Competing Business, including by granting licenses, or undertaking covenants not to assert, with respect to Intellectual Property to any such Person in connection with any Competing Business, in each case, except with respect to businesses operated by any acquiror of either Seller or their respective Affiliates. Notwithstanding the foregoing, nothing in this Agreement will preclude either Seller or their respective Affiliates from (i) owning 5% or less of the outstanding securities of any Person, (ii) making, using, selling, offering for sale, importing or providing services (alone or in association with any Person) related to the products set forth on Schedule 4.13 or licensing, undertaking covenants not to assert, or otherwise permitting any other Person to do any of the foregoing or (iii) acquiring any Person, whether through a business combination, acquisition or otherwise, (x) whose gross revenues (including revenues of Affiliates of such Person only to the extent acquired) generated from the Competing Business does not exceed 20% of the total gross revenues of such Person (including revenues of Affiliates of such Person to the extent acquired) during the 12-month period immediately preceding the acquisition or (y) if the Competing Business operated or owned by such Person exceeds 20% of the total gross revenues of such Person (including revenues of Affiliates of such Person only to the extent acquired) and is sold or otherwise disposed of by such Seller during the 12-month period immediately following such acquisition.
(d)    Each Seller recognizes that the territorial, time and scope limitations set forth in this Section 4.13 are reasonable and are properly required for the protection of the Companies’ and their Subsidiaries’ and Buyer’s legitimate interests in client relationships, goodwill and trade secrets, and in the event that any such territorial, time or scope limitation is deemed to be unreasonable or by a court of competent jurisdiction, Buyer and each Seller agree to submit to the reduction of any or all of said territorial, time or scope limitations to such area, period or scope as said court will deem reasonable or enforceable under the circumstances, and in its reduced form, such provision will then be enforceable.
4.14    Certain Intellectual Property Matters.
(a)    Transitional Trademark License. For a period of up to six months following the Closing, the Companies and their Subsidiaries may continue to use Seller Marks that are in use by the Companies and their Subsidiaries as of the Closing, pending the transition of the Companies and their Subsidiaries to their own Trademarks, in each case solely in the same manner that such Trademarks are being used by the Companies and their Subsidiaries just prior to the Closing, where “Seller Marks” means the Trademarks of Sellers and their Affiliates (other than the Companies and their Subsidiaries) that are in use by the Companies and their Subsidiaries as of the Closing, including “B&W” and “Babcock & Wilcox”, in block letters or otherwise, and whether alone or in combination with other words or marks, and all Trademarks confusingly similar to or containing, comprising or embodying any of the foregoing. Buyer will cause the Companies and their Subsidiaries to (i) use commercially reasonable efforts to cease to make any use of all Seller Marks (subject to the last sentence of this Section 4.14(a)), as soon as reasonably practicable (in light of other transition activities), and (ii) in any event cease all such uses by no later than the end of the six-month period following the Closing. In furtherance thereof, Buyer will cause each of the Companies and their Subsidiaries to (i) use commercially reasonable efforts to remove, strike over, or otherwise obliterate all Seller Marks from all assets and other materials owned by the Companies and their Subsidiaries, including any vehicles, business cards, schedules, stationery, packaging materials, displays, signs, promotional materials, manuals, forms, websites, email, computer software and other materials and systems, in each case that are customer- or public-facing, as soon as reasonably practicable (in light of other transition activities), and (ii) in any event, complete all such activities by no later than the aforementioned six-month period following the Closing. Any use by the Companies and their Subsidiaries of any of the Seller Marks as permitted in this Section 4.14(a) is subject to their use of the Seller Marks in a form and manner, and with standards of quality, of that in effect for the Seller Marks as of the Closing. Following the Closing, Buyer will cause the Companies and their Subsidiaries to cease holding themselves out as having any affiliation with Sellers or any of their Affiliates and, notwithstanding anything in this Section 4.14(a) to the contrary, subject to any delays or additional time requirements required or caused by any applicable Governmental Bodies, Buyer will cause the Companies and their Subsidiaries, no later than 30 days following the Closing, to submit required filings with Governmental Bodies to change their names, and to cause their certificates of incorporation (or equivalent organizational documents), as applicable, to be amended to remove any reference to any Seller Mark, and to diligently pursue such changes of name and amendments to certificates of incorporation until completed. Notwithstanding the foregoing, this Section 4.14(a) does not restrict accurate historical references to the Seller Marks or any fair use permitted by applicable Law.
(b)    Exclusively Used IP. Each of the Sellers will, and will cause each of its Affiliates (other than the Companies and their Subsidiaries), to assign to a Company or one of its Subsidiaries, as directed by Buyer, for no additional consideration, all of their right, title and interest in and to any Intellectual Property identified either by (i) Sellers and their Affiliates (other than the Companies and their Subsidiaries) between the date hereof and Closing, or (ii) Buyer, the Companies or any of their Subsidiaries after the Closing, that is owned or purported to be owned by Sellers and their Affiliates (other than the Companies and their Subsidiaries), and that is used exclusively by or for the Companies and/or their Subsidiaries, such assignment, if any, to be made pursuant to an Intellectual Property assignment instrument.
(c)    IP License Grant. Effective as of the Closing, each of the Sellers, on behalf of themselves and their Affiliates (excluding the Companies and their Subsidiaries), hereby grants the following worldwide, perpetual, irrevocable, royalty-free and fully paid-up (it being understood and agreed that the consideration for the rights granted pursuant to this Section 4.14(c) is included in the Purchase Price), nonexclusive licenses, without any right to grant sublicenses (except as set forth in Section 4.14(c)(iii)(1)-(2)):
(i)    to the Companies and their Affiliates (including Buyer and its Affiliates), to Exploit (and, subject to the confidentiality obligations set forth in Section 4.14(d) and to export control Laws, to have Exploited) the Licensed IP in the Licensed Field for any and all purposes, and through any and all means, in each case now known or hereafter created or discovered, in connection with their businesses, including any evolutions, extensions and expansions of such businesses, where (A) “Licensed IP” means any Intellectual Property, including any proprietary technology, (excluding Patents and Trademarks, and also excluding all copyrights to any edition of the publication Steam: Its Generation and Use, by Babcock and Wilcox) that (I) is owned by any of the Sellers or their Affiliates (excluding the Companies and their Subsidiaries) as of just prior to the Closing, (II) is being Exploited by or on behalf of any of the Companies or their Subsidiaries as of just prior to the Closing, and (III) is in the possession of any of the Companies or their Subsidiaries as of just prior to the Closing, or is provided to the Companies or their Subsidiaries pursuant to this Agreement or the Ancillary Agreements, (B) “Exploit” means to (I) make, use, sell, offer for sale and import a machine, article of manufacture or composition of matter, or practice a method, (II) use, copy, create derivative works of and otherwise modify and, subject to the confidentiality obligations set forth in Section 4.14(d), display, perform and transmit, and (III) otherwise exploit, and (C) “Licensed Field” means any and all industrial applications, which, for clarity, excludes generating electricity for sale or distribution to third parties (other than the sale or distribution of de minimis excess power generated from self-generated power for internal use); and
(ii)    to the Companies and their Subsidiaries, under the Licensed Patents, to make, use, sell and offer for sale, import and otherwise exploit in the Licensed Field (and, subject to the confidentiality obligations set forth in Section 4.14(d) with respect to unpublished patent applications and to export control Laws, to have any of the foregoing performed for them) (1) products and services of the Companies and their Subsidiaries (including those in research and development), and, for clarity, including any components of any of the foregoing (for use in the foregoing), existing as of just prior to the Closing, and any post-Closing evolutions, extensions and expansions of such products and services made or substantially designed by or on behalf of any of the Companies or their Subsidiaries (or of components thereof), so long as the fundamental nature and type of function of such products and services are not materially different than the nature and type of function of the applicable products or services existing as of just prior to Closing, and (2) methods used in the businesses of the Companies or their Subsidiaries, including methods used to Exploit the products and services of the Companies or their Subsidiaries (whether internally, in the supply or distribution/support chain, or by customers), as of just prior to the Closing, and any post-Closing evolutions, extensions and expansions of such methods used by or on behalf of the Companies and their Subsidiaries, so long as the fundamental nature and type of function of such methods are not materially different than the nature and type of function of the applicable methods used as of just prior to Closing, provided in each case that such methods are used in connection with the businesses of the Companies or their Subsidiaries as conducted as of just prior to the Closing and any post-Closing evolutions, extensions and expansions of such businesses, so long as the fundamental nature and type of function of such businesses are not materially different than the nature and type of function of the businesses of the Companies or their Subsidiaries as of just prior to Closing, where “Licensed Patents” means any Patent owned by the Sellers or any of their Affiliates as of just prior to the Closing, or applied for or issuing thereafter to the extent claiming priority to any such owned Patent, that claims (alone or in a combination) (A) any method used in the businesses of the Companies and their Subsidiaries, including methods used to Exploit the products and services of the Companies or their Subsidiaries (whether internally, in the supply or distribution/support chain, or by customers), as of just prior to the Closing, (B) any product or service of the Companies or their Subsidiaries (including those in research and development), and, for clarity, including any components of any of the foregoing, existing as of just prior to the Closing, or (C) the Exploitation of any of the foregoing in (A) or (B).
(iii)    The license grants in Section 4.14(c)(i) and (ii) are:
(A)    sublicensable (through multiple tiers) (i) to customers, solely in connection with their use of the products and services of, and (ii) to suppliers, contractors and other service providers, vendors, distributors and other business partners, solely in connection with the conduct and support of the businesses of (and not for the benefit of such third parties independent of such businesses), (1) the Companies or their Affiliates, for purposes of Section 4.14(c)(i), or (2) the Companies or their Subsidiaries, for purposes of Section 4.14(c)(ii);
(B)    sublicensable (through multiple tiers) and transferable, in whole or in part, with respect to any business, or any substantial portion thereof, divested by a Company or any of its Affiliates, for purposes of Section 4.14(c)(i) or by a Company or any of its Subsidiaries, for purposes of Section 4.14(c)(ii);
(C)    without limiting the representations, warranties and covenants otherwise made in this Agreement or in any other Ancillary Agreement, made on an “as is, where is” basis, with all faults and all representations and warranties, express or implied, disclaimed;
(D)    subject to the confidentiality obligations set forth in Section 4.14(d) and to export control Laws;

(E)    (i) licenses of intellectual property under Section 365(n) of the U.S. Bankruptcy Code, which may be assumed, and assumed and assigned, by the licensees thereof and (ii) in the event Sellers or their Affiliates seek to sell or otherwise transfer any of the Intellectual Property subject to such licenses in any bankruptcy proceeding, such sale or other transfer (including any pursuant to the U.S. Bankruptcy Code) will be subject to the license rights under this Agreement and Section 365(n) of the U.S. Bankruptcy Code; and
(F)    for clarity, references to a “method” include methods, processes, recipes or other groups of steps protectable under Patents.
(d)    Confidentiality.
(i)    For purposes of this Section 4.14 “Confidential Information” means any Licensed IP and Licensed Patents comprising unpublished patent applications, that is, in each case, not known to the public or that Sellers or their Affiliates have not disclosed to third parties without a written obligation of confidentiality at least consistent with this Section 4.14(d); provided, however, that the term “Confidential Information,” will not be deemed to include information that (1) becomes generally available to the public without material fault of the Companies or their Affiliates or Subsidiaries, as applicable, or their sublicensees, (2) is disclosed to a Governmental Body pursuant to applicable Law and is publicly available as a result of such disclosure, (3) is independently developed without use or reference to such Confidential Information or breaching any duty of confidentiality, or (4) is lawfully received from a third party not subject to a duty of confidentiality.
(ii)    Without the prior written consent of a Seller, following the Closing, each Company agrees not to, and will cause its Affiliates or Subsidiaries, as applicable, and its sublicensees not to, and will cause such Affiliates, Subsidiaries and sublicensees to cause their sublicensees not to, (1) disclose Confidential Information to any third party, or (2) use any Confidential Information, except, in each case (1) and (2), for disclosures to and uses by Persons who reasonably need to know such Confidential Information in connection with the exercise of rights or performance of obligations under the license grants in Section 4.14(c) (subject to confidentiality restrictions consistent with this Section 4.14(d)), or to the extent required by applicable Law, including subpoenas and court or other proceedings (provided that a Company, Affiliate or Subsidiary thereof, as applicable, or sublicensee of the foregoing (A) has provided a Seller with prompt written notice of such request or demand, unless restricted by applicable Law from doing so, so a

Seller has an opportunity to seek an appropriate protective order or other appropriate remedy, with which such effort Buyer will reasonably cooperate, and (B) if restricted by applicable Law from providing such written notice contemplated by the immediately foregoing Section 4.14(d)(ii)(A), takes reasonable steps to obtain confidential treatment for such Confidential Information to be furnished). Each Company shall use, and shall cause its Affiliates and Subsidiaries, as applicable, and sublicensees to use, and will cause such Affiliates and Subsidiaries and sublicensees to cause their sublicensees to use, the same degree of care it uses to protect its own confidential information in protecting any Confidential Information received, but in no event less than a reasonable degree of care.
(e)    Affiliates and Subsidiaries. For clarity, references to Affiliates and Subsidiaries in this Section 4.14 are, at any given time, to Affiliates and Subsidiaries as may exist at such time, and only for so long as they remain Affiliates and Subsidiaries, respectively.
4.15    Beloit Early Termination Option. Buyer will have the right, in its sole discretion, to use the Beloit Escrow Amount to exercise the Beloit Early Termination Option. If Buyer does not exercise the Beloit Early Termination Option by July 4, 2019, the Escrow Agent will promptly deliver the Beloit Escrow Amount to Sellers.
4.16    Interim Services. Prior to the Closing, Seller Parent will provide or will cause to be provided to Buyer or, at Buyer’s request, directly to any of its Affiliates, either Company or a Subsidiary, the services set forth on Schedule 4.16. The fees for such services set forth on Schedule 4.16 will be paid by Buyer at or prior to the Closing, or in the event of the termination of this Agreement under Article VI, within ten Business Days of such termination.
V.    CONDITIONS TO CLOSING
5.1    Conditions to the Obligations of the Parties. The obligations of each Party to effect the Closing are subject to the satisfaction (or waiver by Buyer (on behalf of Buyer and Parent) and Seller Parent (on behalf of Seller Parent, Sellers and the Companies)) prior to the Closing of the following conditions:
(a)    all Competition Law Approvals and CFIUS Clearance shall have been obtained and the waiting periods under the applicable Competition Laws with respect to such Competition Law Approvals shall have expired or been terminated; and
(b)    there shall not be in effect any injunction or any Law or Order restraining, enjoining or otherwise prohibiting the Transaction.

5.2    Additional Conditions to the Obligations of Buyer. The obligations of Buyer to effect the Closing are also subject to the satisfaction (or waiver by Buyer) on or prior to the Closing of the following conditions:
(a)    each of the representations and warranties of Sellers and Seller Parent (i) set forth in Sections 2.1-2.5, 2.18, 2.19(a) and 2.24 shall be true and correct as of the Closing, as if made on the Closing Date (except for any such representations and warranties that are made as of a specific date, which representations and warranties shall have been true and correct as of such specific date) and (ii) otherwise contained in this Agreement (disregarding all “materiality” or “Material Adverse Effect” qualifications set forth therein) shall be true and correct in all material respects as of the Closing, as if made on the Closing Date (except for any such representations and warranties that are made as of a specific date, which representations and warranties shall have been true and correct in all material respects as of such specific date);
(b)    each of the covenants of Seller Parent, Sellers and the Companies contained in this Agreement that are to be performed on or prior to the Closing shall have been duly performed in all material respects;
(c)    Buyer shall have received a certificate, signed by a duly authorized officer of Seller Parent, dated the Closing Date and on behalf of Seller Parent and not personally, to the effect that the conditions set forth in Sections 5.2(a) and 5.2(b) have been satisfied and the actions contemplated by Section 4.10 have been taken; and
(d)    since the date hereof, there shall not have been any Material Adverse Effect.
5.3    Additional Conditions to Obligations of Seller Parent and Sellers. The obligations of Seller Parent and Sellers to effect the Closing are also subject to the satisfaction (or waiver by Seller Parent (on behalf of Seller Parent and Sellers)) on or prior to the Closing of the following conditions:
(a)    each of the representations and warranties of Buyer and Parent (i) set forth in Sections 3.1 and 3.2 shall be true and correct as of the Closing, as if made on the Closing Date (except for any such representations and warranties that are made as of a specific date, which representations and warranties shall have been true and correct as of such specific date) and (ii) otherwise contained in this Agreement (disregarding all “materiality” qualifications set forth therein) shall be true and correct in all material respects as of the Closing, as if made on the Closing Date (except for any such representations and warranties that are made as of a specific date, which representations and warranties shall have been true and correct in all material respects as of such specific date);

(b)    each of the covenants of Buyer contained in this Agreement that are to be performed on or prior to the Closing shall have been duly performed in all material respects; and
(c)    Sellers shall have received a certificate, signed by a duly authorized officer of Buyer, dated the Closing Date and on behalf of Buyer and not personally, to the effect that the conditions set forth in Sections 5.3(a) and 5.3(b) have been satisfied; and
(d)    Buyer shall have provided Sellers with evidence of a letter of credit to backstop any Business Guarantees that have not been replaced or under which Seller Parent or Sellers have not otherwise been released as of the Closing; and
(e)    Buyer shall have issued in writing to Seller Parent the Back-to-Back Guarantee issued in writing to Seller Parent.
5.4    Frustration of Closing Conditions. No Party may rely on the failure of any condition set forth in Article V as a justification for not being obligated to consummate the Closing, if such failure was caused by, and resulted from, such Party’s material breach of any provision of this Agreement.
VI.    TERMINATION
6.1    Termination of Agreement. This Agreement may be terminated and the Transaction may be abandoned at any time prior to the Closing:
(a)    at the election of Seller Parent or Buyer on or after the 180th calendar day following the date of this Agreement (the “Outside Date”), if the Transactions will not have been consummated by the close of business on such date; provided that the right to terminate this Agreement pursuant to this Section 6.1(a) will not be available to any Party whose breach of any provision of this Agreement has been the proximate cause of, or resulted in, the failure of the Closing to occur on or prior to such date;
(b)    by mutual written consent of Seller Parent and Buyer;
(c)    by Seller Parent or Buyer, if there shall be in effect a final non-appealable Law or Order permanently enjoining or otherwise prohibiting the consummation of the Transaction; provided that the right to terminate this Agreement pursuant to this Section 6.1(c) will not be available to any Party whose breach of any provision of this Agreement has been the cause of, or resulted in, the issuance of such a final non-appealable Law or Order;
(d)    by Buyer, if Seller Parent, Sellers or the Companies breach a representation, warranty or covenant contained in this Agreement, which breach (i) would result in the failure of the conditions set forth in Section 5.2(a) or 5.2(b) to be satisfied and (ii) (A) is not capable of being cured by the Outside Date or (B) if capable of being cured, has not been cured within (x) 30 days following receipt of written notice from Buyer of such breach or (y) any shorter period of time that remains between the date such written notice is provided and the Outside Date; provided that the right to terminate this Agreement pursuant to this Section 6.1(d) will not be available to Buyer if Buyer or Parent is then in breach of any of its representations, warranties or covenants hereunder so as to cause the closing conditions set forth in Section 5.3 to not be satisfied;
(e)    by Seller Parent, if Buyer or Parent breach a representation, warranty or covenant contained in this Agreement, which breach (i) would result in the failure of the conditions set forth in Section 5.3(a) or 5.3(b) to be satisfied and (ii) (A) is not capable of being cured by the Outside Date or (B) if capable of being cured, has not been cured within (x) 30 days following receipt of written notice from Seller Parent of such breach or (y) any shorter period of time that remains between the date such written notice is provided and the Outside Date; provided that the right to terminate this Agreement pursuant to this Section 6.1(e) will not be available to Seller Parent if Seller Parent, any Seller or any Company is then in breach of any of its representations, warranties or covenants hereunder so as to cause the closing conditions set forth in Section 5.2 to not be satisfied; or
(f)    by Seller Parent, at any time on five Business Days’ notice to Buyer, if CFIUS Clearance has not been obtained on or prior to the 90th calendar day after the date hereof, unless within such five Business Day period Buyer irrevocably waives its rights under Section 5.1(a) insofar as Section 5.1(a) relates to CFIUS Clearance.
6.2    Effect of Termination. In the event that this Agreement is terminated in accordance with Section 6.1, this Agreement will become null and void and each of the Parties will be relieved of its duties and obligations arising under this Agreement after the date of such termination and there will be no liability on the part of any Party; provided, however, that, subject to the terms of this Section 6.2, the provisions of the last sentence of Section 4.3(c) (Regulatory Approvals), Section 4.5 (Confidentiality), Section 4.8 (Publicity), the provisions of the last sentence of each of Section 4.9(f) and Section 4.9(g) (Employment and Employee Benefits), the provisions of the last sentence of Section 4.16 (Interim Services), Article VIII (Miscellaneous) and Article IX (Definitions and Construction) (to the extent applicable to the foregoing provisions) will remain in full force and effect and (a) no such termination will relieve any Party from any Liability for any material and intentional breach prior to such termination and (b) survive such termination indefinitely.
VII.    INDEMNITY
7.1    Survival. Except as provided in Section 4.12 with respect to Taxes, the representations, warranties and covenants of each Party contained in this Agreement, in any exhibit, schedule or in any certificate delivered pursuant hereto, together with the associated rights of indemnification hereunder, will survive the Closing and continue in full force and effect (a) to the fullest extent permitted by applicable Law with respect to Sellers Fundamental Representations and Buyer Fundamental Representations, (b) until the date that is 18 months after the Closing Date with respect to all other representations and warranties and all covenants to be performed prior to the Closing, and (c) with respect to covenants to be performed after the Closing, without limitation as to time unless the covenant specifies a term, in which case such covenant will survive until the date that is 12 months after the date as of which the applicable covenant has been fully performed or breached, as the case may be; provided that any representation, warranty or covenant that would otherwise terminate in accordance with this Section 7.1 will continue to survive in respect of occurrences described in reasonable detail in a notice of a claim for indemnification or notice of a Third-Party Claim (as applicable) that has been timely given under this Article VII on or prior to such termination date until the related claim for indemnification has been satisfied or otherwise resolved as provided in this Article VII.
7.2    Indemnification.
(a)    Except as provided in Section 4.12, which will control with respect to Taxes, and subject to this Article VII, Seller Parent and Sellers will, jointly and severally, indemnify and hold harmless Buyer and its Affiliates and each of their respective officers, directors, employees, partners, members, stockholders, agents and representatives (collectively, the “Buyer Indemnitees”) from and against, and compensate and reimburse the Buyer Indemnitees for:
(i)    any and all Losses resulting from or arising out of any breach of any representation or warranty of Seller Parent, Sellers or the Companies contained in Article II of this Agreement (in each case, other than Section 2.19(a), without giving effect to any “Material Adverse Effect,” “materiality” or similar qualifications);
(ii)    any and all Losses resulting from or arising out of any breach by Seller Parent, or Sellers of any covenant of Seller Parent, Sellers or the Companies contained in this Agreement or any Ancillary Agreement;
(iii)    any and all Losses resulting from or arising out of any breach by the Companies of any pre-Closing covenant of the Companies contained in this Agreement; and
(iv)    any Transaction Expenses or Indebtedness of the Companies outstanding as of the Closing Date that were not applied to reduce the Purchase Price pursuant to Section 1.5.
(b)    Subject to this Article VII and except as provided in Section 4.12 which will control with respect to Taxes, Buyer will indemnify and hold harmless Seller Parent, Sellers and their respective Affiliates (other than the Companies and their Subsidiaries) and each of their respective officers, directors, employees, partners, members, stockholders, agents and representatives (collectively, the “Seller Indemnitees”) from and against and compensate and reimburse the Seller Indemnitees for:
(i)    any and all Losses resulting from or arising out of any breach of any representation or warranty of Buyer or Parent contained in Article III of this Agreement (in each case, without giving effect to any “Material Adverse Effect,” “materiality” or similar qualifications);
(ii)    any amounts required to be paid under or which are drawn on any Scheduled Guarantee after the Closing; and
(iii)    any and all Losses resulting from or arising out of any breach of any covenant of Buyer or Parent contained in this Agreement or any Ancillary Agreement.
7.3    Limitations on Liability.
(a)    Notwithstanding anything to the contrary contained in this Agreement, but subject to this Section 7.3, (i) no claims may be made under Section 7.2(a)(i) with respect to any single Loss (or series of related Losses) of less than $50,000 (the “De Minimis Claims Amount”), (ii) none of Seller Parent or any Seller will be liable for indemnification under Section 7.2(a)(i) unless and until the aggregate amount of all Losses in respect of indemnification under Section 7.2(a)(i) (excluding Losses for which indemnification is not available as a result of clause (i) above) exceeds $500,000 (the “Deductible”), in which event Seller Parent and Sellers will be required to pay or be liable for all such Losses under Section 7.2(a)(i) in excess of the Deductible (subject to the Liability Cap), and (iii) the aggregate amount of all Losses for which Seller Parent and Sellers may be liable pursuant to Section 7.2(a)(i) will in no event exceed $2,000,000 (the “Liability Cap”); provided that this Section 7.3(a) will not apply to any Losses based upon, arising out of, with respect to or by reason of a breach of any Sellers Fundamental Representation.
(b)    Notwithstanding anything to the contrary contained in this Agreement, but subject to this Section 7.3, (i) no claims may be made under Section 7.2(b)(i) with respect to any single Loss (or series of related Losses) of less than the De Minimis Claims Amount, (ii) Buyer will not be liable for indemnification under Section 7.2(b)(i) unless and until the aggregate amount of all Losses in respect of indemnification under Section 7.2(b)(i) (excluding Losses for which indemnification is not available as a result of clause (i) above) exceeds the Deductible, in which event Buyer will be required to pay or be liable for all such Losses under Section 7.2(b)(i) in excess of the Deductible (subject to the Liability Cap), and (iii) the aggregate amount of all Losses for which Buyer may be liable pursuant to Section 7.2(b)(i) will in no event exceed the Liability Cap; provided that this Section 7.3(b) will not apply to any Losses based upon, arising out of, with respect to or by reason of a breach of any Buyer Fundamental Representation.
(c)    Without limiting the effect of any other limitation contained in this Article VII, for purposes of computing the amount of any Losses incurred by any Indemnitee under this Article VII for which such Indemnitee would otherwise be entitled to receive indemnification payments under this Article VII, there will be deducted an amount equal to (i) any cash payments actually recovered (net of reasonable collection costs expended in recovering such amount) by such Indemnitee under or pursuant to any insurance policy, title insurance policy, indemnity, reimbursement arrangement or Contract pursuant to which or under which such Indemnitee is a party or has rights; provided that in the event any amounts recovered under insurance policies or other collateral sources are not received before any claim for indemnification is paid, the Indemnitor will pay the full amount of the Loss, and (ii) any net Tax benefit actually realized by such Indemnitee no later than the conclusion of the two taxable years immediately subsequent to the taxable year in which such indemnification payment was made with respect of such Losses. If the Indemnitor makes any payment on any claim pursuant to Section 7.2 and the Indemnitee subsequently recovers an amount from a third party in respect of the indemnifiable Losses underlying any such payment, then the Indemnitee will (solely to prevent duplicative recovery) remit to the Indemnitor the excess (if any) of (x) the amount paid by the Indemnitor in respect of such Losses plus the amount received by the Indemnitee in respect of such Losses over (y) the full amount of such Losses.
(d)    Without limiting the effect of any other limitation contained in this Article VII, any indemnification payments due to any Buyer Indemnitee as a result of indemnification pursuant to Section 7.2(a)(i) (other than indemnification as a result of Losses based upon, arising out of, with respect to or by reason of a breach of any Sellers Fundamental Representation) will be made solely from the Escrow Amount pursuant to the terms of this Agreement and the Escrow Agreement or, if available, the RWI Policy. The aggregate amount of all Losses for which Seller Parent and Sellers may be liable pursuant to this Article VII (other than indemnification as a result of Losses based upon, arising out of, with respect to or by reason of a breach of any Sellers Fundamental Representation or Tax Claim) will in no event exceed the Overall Cap; provided, however, that in no event will the aggregate amount of all Losses for which Seller Parent and Sellers may be liable pursuant to Article VII exceed the Purchase Price.
(e)    Each Indemnitee will (i) take reasonable steps to mitigate all Losses for which such Indemnitee is entitled or may be entitled to indemnification under this Article VII and (ii) use commercially reasonable efforts to submit claims and seek recovery from available insurance policies (including under the RWI Policy) or other third party indemnitors in respect of any Losses; provided that in no event will the Indemnitee be required to commence or threaten litigation against any third party in respect of such recovery.
(f)    No Indemnitee will be entitled to indemnification pursuant to this Article VII for any punitive damages; provided, however, that if the damages were reasonably foreseeable or an Indemnitee is held liable to a third party for any such damages and the applicable Indemnitor is obligated to indemnify such Indemnitee for the matter that gave rise to such damages, then such Indemnitor will be liable for, and obligated to reimburse such Indemnitee for, such damages.
(g)    No claim for indemnification made under this Article VII may be made for any Losses to the extent they were taken into account in the Purchase Price adjustments in Section 1.5.
7.4    Indemnity Escrow Amount.
(a)    On the date that is 18 months after the Closing Date, an amount equal to the remaining balance of the Indemnity Escrow Amount minus the aggregate amount, if any, which any Buyer Indemnitee has timely and validly made a claim for indemnification under this Article VII or Section 4.12 prior to such date (to the extent such claims for indemnification, if any, remain unresolved) will be released to Sellers, and Buyer will execute the necessary documents instructing the Escrow Agent to make the applicable payment to Sellers (the “Escrow Release Date”).
(b)    Following the Escrow Release Date and the resolution of any claims for indemnification asserted, but not resolved prior to the Escrow Release Date, Buyer and Sellers will, from time to time, execute the necessary documents instructing the Escrow Agent to make the applicable payment to the applicable Buyer Indemnitees and, to the extent the amount on deposit after such resolution and any payment to Buyer exceeds the amount of any remaining claims for indemnification, to Sellers. Following the resolution of all such claims for indemnification, Buyer and Sellers will execute the necessary documents instructing the Escrow Agent to pay to Sellers the amount of any remaining balance of the Indemnity Escrow Amount.
7.5    Exclusivity. Without limiting any other provision hereof, the Parties expressly agree that, if the Closing occurs, the indemnity provided in this Article VII is the sole and exclusive remedy of the Buyer Indemnitees and the Seller Indemnitees (other than with respect to Section 4.6 and except as provided in Section 4.12 with respect to Taxes) in respect of the Transaction and for any breach or alleged breach of any provision hereof or of any Ancillary Agreement; provided, however, that nothing in this Section 7.5 will limit any Party’s right to seek and obtain any other remedies for claims based upon Fraud.
7.6    Indemnification Claims. A claim for indemnification for any matter that does not involve a Third-Party Claim may be asserted by written notice made by a Person entitled to indemnification under this Article VII, acting through Buyer, in the case of any claim for indemnification made by a Buyer Indemnitee, or acting through Seller Parent, in the case of any claim for indemnification made by a Seller Indemnitee (the “Indemnitee”) to the Party from whom indemnification is sought (the “Indemnitor”), indicating the nature of such claim and the stated basis therefor, including reasonable supporting documentation, and the amount of Losses claimed (estimated, if necessary and to the extent feasible). The failure of the Indemnitee to give reasonably prompt notice of such claim will not release, waive or otherwise affect the Indemnitor’s obligations with respect thereto except to the extent that the Indemnitor is actually prejudiced as a result of such failure.
7.7    Defense of Third-Party Claims. In the event that any action is instituted or asserted by any third party in respect of which payment may be sought under Section 7.2, regardless of the applicability of the limitations on the Indemnitor’s liability set forth in Section 7.3 (a “Third-Party Claim”), the Indemnitee will promptly, and in any event within 30 Business Days, cause written notice of the assertion of any Third-Party Claim of which it has knowledge, and which may be subject to indemnification hereunder, to be forwarded to the Indemnitor, indicating the nature of such Third-Party Claim and the stated basis therefor, including reasonable supporting documentation, and the amount of Losses claimed pursuant to such Third-Party Claim (to the extent known). The failure of the Indemnitee to give reasonably prompt notice of any Third-Party Claim will not release, waive or otherwise affect the Indemnitor’s obligations with respect thereto except to the extent that the Indemnitor is actually prejudiced as a result of such failure. The Indemnitor will have the right, at its sole option and expense, to select and be represented by counsel, assume control of the defense of and to defend against, negotiate, settle or otherwise deal with any Third-Party Claim which relates to any Losses indemnifiable by it hereunder; provided, however, that the Indemnitor may not assume control of the defense of a Third-Party Claim (a) involving criminal liability or in which equitable relief other than monetary damages is sought or (b) if the Indemnitor has not notified the Indemnitee in writing that it will be liable to indemnify the Indemnitee in respect of all Losses relating to such Third-Party Claim subject to the limitations of Section 7.3. If the Indemnitor elects to defend against, negotiate, settle or otherwise deal with any Third-Party Claim which relates to any Losses indemnifiable by it hereunder, it will within 30 days (or sooner, if the nature of the Third-Party Claim so requires) notify the Indemnitee of its intent to do so. If the Indemnitor elects not to defend against, negotiate, settle or otherwise deal with any Third-Party Claim which relates to any Losses indemnified against hereunder, or is not permitted to assume the defense of a Third-Party Claim pursuant to the proviso to the third sentence of this Section 7.7, the Indemnitee may defend against, negotiate, settle or otherwise deal with such Third-Party Claim subject to the provisions below, although the Indemnitor may still participate, at his, her or its own expense, in the defense of such Third-Party Claim. If the Indemnitor assumes the defense of any Third-Party Claim pursuant to the terms of this Agreement, the Indemnitee may participate, at his, her or its own expense, in the defense of such Third-Party Claim; provided, however, that such Indemnitee will be entitled to participate in any such defense with separate counsel at the expense of the Indemnitor if (i) so requested by the Indemnitor to participate, (ii) in the reasonable opinion of outside counsel to the Indemnitee a conflict or potential conflict exists between the Indemnitee and the Indemnitor that would make such separate representation advisable, or (iii) such Third-Party Claim seeks an injunction or other equitable relief against the Indemnitee. The Parties agree to reasonably cooperate with each other in connection with the defense, negotiation or settlement of any such Third-Party Claim. Notwithstanding anything in this Section 7.7 to the contrary, neither the Indemnitor nor the Indemnitee will, without the prior written consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed), settle or compromise any Third-Party Claim or consent to the entry of a judgment with respect to such Third-Party Claim unless the claimant provides to such other Party an unqualified release of the Indemnitee and the Indemnitor from all liability in respect of such Third-Party Claim.
7.8    Treatment of Indemnity Payments. Any payment made pursuant to this Article VII will be treated as an adjustment to the Purchase Price to the extent permitted by Law.
VIII.    MISCELLANEOUS
8.1    Disclosure Schedules. If a disclosure is made in one of or in any part of any of the Disclosure Schedules, such disclosure will be deemed to have also been made in each other section or subsection of the Disclosure Schedules to the extent the relevance or applicability of such disclosure to such other section or subsection of the Disclosure Schedules is reasonably apparent. The reference to or listing, description, disclosure or other inclusion of any item or other matter in the Disclosure Schedules will not be construed to be an admission, suggestion or indication that, if applicable, (a) such item or matter constitutes a possible violation of, breach of or default under any Contract or applicable Law, or (b) any possible breach or violation exists or has actually occurred. Notwithstanding the use of the terms “material” and “Material Adverse Effect” in this Agreement, the inclusion of any particular disclosure in the attached Disclosure Schedules will not, of itself, mean that the item or matter so disclosed is material, is required to be disclosed or would be likely to constitute a Material Adverse Effect. Such disclosure will not be used as a basis for interpreting the term “material,” “materially,” “materiality,” “Material Adverse Effect” or any similar qualification in this Agreement.
8.2    Remedies. The Parties agree that irreparable damage, for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the Transaction) in accordance with its specified terms or otherwise breach such provisions. It is accordingly agreed that the Parties will be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at Law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the Party seeking the injunction, specific performance and other equitable relief has an adequate remedy of Law.
8.3    Expenses. Except as expressly otherwise provided for in this Agreement, all costs and expenses incurred in connection with this Agreement and the consummation of the Transaction will be paid by the Party incurring such costs or expenses.
8.4    Jurisdiction; Consent to Service of Process. Each of the Parties hereto hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the federal courts sitting in Wilmington, Delaware for any litigation arising out of or relating to this Agreement or the Transaction (and agrees not to commence any litigation relating thereto except in such courts), and further agrees that service of any process, summons, notice or document to its respective address set forth in Section 8.7 by one of the means therein provided will be effective service of process for any litigation brought against it in any such court. Each of the Parties hereby irrevocably and unconditionally waives any objection to the laying of venue of any litigation arising out of this Agreement or the Transaction in such courts, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such litigation brought in any such court has been brought in an inconvenient forum.
8.5    Entire Agreement; Amendments and Waivers. This Agreement (including the Schedules and Annexes hereto), the Confidentiality Agreement and the Escrow Agreement represent the entire understanding and agreement among the Parties with respect to the subject matter hereof. This Agreement can be amended, supplemented or changed, and any provision hereof can be waived, only by written instrument making specific reference to this Agreement signed by the Party against whom enforcement of any such amendment, supplement, modification or waiver is sought. No action taken pursuant to this Agreement, including any investigation by or on behalf of any Party, will be deemed to constitute a waiver by the Party taking such action of compliance with any representation, warranty, covenant or agreement contained herein. The waiver by any Party of a breach of any provision of this Agreement will not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy hereunder will operate as a waiver thereof, nor will any single or partial exercise of such right, power or remedy by such Party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.
8.6    Governing Law. This Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement), will be governed by and construed in accordance with the Laws of the State of Delaware without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.
8.7    Notices. All notices, waivers and other communications under this Agreement will be in writing and will be deemed given (i) when delivered personally, (ii) when sent by email (with confirmation), (iii) on the first Business Day following the date of dispatch if delivered by an overnight courier (with confirmation), or (iv) on the third Business Day following the date of mailing if delivered by registered or certified mail (return receipt requested), to the Parties at the following addresses (or at such other address as may be specified by like notice):
If to Seller Parent or any Seller, to:
Babcock & Wilcox Enterprises, Inc.
13024 Ballantyne Corporate Place
Charlotte, North Carolina (USA) 28277
Email: generalcounsel@babcock.com
Attention: General Counsel
With copies to:
Jones Day
250 Vesey Street
New York, New York 10281
Attention: Robert A. Profusek and Janet S. Coscino
Email: raprofusek@jonesday.com and jcoscino@jonesday.com
If to Parent or Buyer (or after the Closing, any Company), to:
Dürr Aktiengesellschaft
Carl-Benz-Str. 34
74321 Bietigheim-Bissingen, Germany
Attention: Dr. Sebastian Baumann and Andreas Birk
Email: Sebastian.baumann@durr.com and birk@schenck.net
With a copy to:
Skadden, Arps, Slate, Meagher & Flom LLP
Taunusturm/Taunustor 1
Attention: Dr. Holger Hofmeister
Email: holger.hofmeister@skadden.com

8.8    Waiver of Jury Trial. To the fullest extent permitted by applicable Law, the Parties hereby waive their respective rights to a jury trial of any claim or cause of action based upon or arising out of this Agreement or any dealings between them relating to the subject matter of this Agreement and the Transaction. The scope of this waiver is intended to be all-encompassing of any and all disputes that may be filed in any court and that relate to the subject matter of this Agreement, including contract claims, tort claims, breach of duty claims, and all other common Law and statutory claims. The Parties acknowledge that this waiver is a material inducement to enter into a business relationship, that each has already relied on the waiver in entering into this Agreement and that each will continue to rely on the waiver in their related future dealings. The Parties further warrant and represent that each has reviewed this waiver with its legal counsel, and that each knowingly and voluntarily waives its jury trial rights following consultation with legal counsel. This waiver is irrevocable, meaning that it may not be modified either orally or in writing, and the waiver will apply to any subsequent amendments, renewals, supplements or modifications to this Agreement or to any other documents or agreements relating to the Transaction. In the event of litigation, this Agreement may be filed as a written consent to a trial by the court.
8.9    Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms or provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the Transaction is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the Parties will negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the Transaction is consummated as originally contemplated to the greatest extent possible.
8.10    No Third-Party Beneficiaries; No Assignment. This Agreement will be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. No Party may assign any of its rights or delegate any of its obligations under this Agreement, by operation of Law or otherwise, without the prior written consent of Buyer and Seller Parent. Nothing in this Agreement, express or implied, is intended to confer upon any Person, other than Buyer and Sellers, the D&O Indemnitees, the legal advisors under Section 8.13 and their respective successors, legal representatives and permitted assigns (all of whom are intended third-party beneficiaries hereof), any rights or remedies under or by reason of this Agreement.
8.11    Non-Recourse. Notwithstanding any other provision of this Agreement or any rights of a Party at Law or in equity, this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of or related to this Agreement or the Transaction may only be brought against, the Persons that are expressly Parties and then only with respect to the specific obligations set forth herein with respect to such Party.
8.12    Counterparts. This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement. This Agreement and any signed agreement entered into in connection herewith or contemplated hereby, and any amendments hereto or thereto, to the extent signed and delivered by facsimile (or equivalent electronic transmission), will be treated in all manner and respects as an original contract and will be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person.
8.13    Provision Respecting Legal Representation. It is acknowledged by each of the parties hereto that Seller Parent, Sellers and the Companies have retained Jones Day to act as their legal counsel in connection with the Transaction and that none of the other parties has the status of a client of Jones Day for conflict of interest or any other purposes as a result thereof. Buyer, Seller Parent and Sellers hereby agree that, in the event that a dispute arises after the Closing relating to this Agreement and the Transaction, Jones Day may represent Sellers and their Affiliates (including their direct and indirect owners or shareholders) (collectively, “Seller Group”) in such dispute even though the interests of Seller Group may be directly adverse to the Companies or any of their respective Affiliates.
8.14    Guarantee. Parent will take all action necessary to cause Buyer to perform its obligations under Section 1.3 of this Agreement. Seller Parent hereby unconditionally and irrevocably guarantees the full performance of all obligations of Sellers under this Agreement and the Ancillary Agreements.
IX.    DEFINITIONS AND CONSTRUCTION
9.1    Certain Definitions. (a) For purposes of this Agreement, the following terms will have the meanings specified below:
“Accounting Principles” means, in the following order of precedence, (a) the Companies’ accounting practices, policies, judgments and methodologies, to the extent each is in accordance with applicable Law and GAAP, and (b) applicable Law.
“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.
“Ancillary Agreements” means the Escrow Agreement, the Transition Services Agreement and any other agreement entered into by the Parties in connection with the Transaction.
“Beloit Early Termination Option” means the one-time option to terminate the Beloit Lease on December 31, 2019, upon 180 days’ prior written notice and payment of $2,750,000 (the “Beloit Termination Fee”), as set forth in Section 3.3 of the Beloit Lease.
“Beloit Escrow Amount” means an amount equal to $2,726,000.
“Beloit Lease” means the Lease, dated July 15, 2013, by and between Hendricks Commercial Properties, LLC and Universal Acoustic & Emission Technologies, Inc., as amended.
“Business Day” means any day of the year on which national banking institutions in New York City and Stuttgart, Germany, are open to the public for conducting business and are not required or authorized to close.
“Business Guarantees” means all guarantees, letters of credit, letters of comfort, bonds (including both bid and performance bonds), sureties and other credit support or assurances provided by financial institutions upon the request of any Seller or any Subsidiary of any Seller (other than the Companies and their Subsidiaries) in support of any obligation of the Companies or their Subsidiaries.
“Buyer Fundamental Representations” means the representations and warranties of Buyer in Sections 3.1-3.4.
“Buyer’s and Parent’s Knowledge” means the actual knowledge after due inquiry of Andreas Birk and Mateusz Nowakowski.
“Cash” will have the meaning set forth in Schedule 9.1(a).
“CFIUS” means the Committee on Foreign Investment in the United States or any successor body.
“CFIUS Clearance” means that any review or investigation by CFIUS of the Transaction will have been concluded and (a) CFIUS will have determined that the Transaction is not a covered transaction and not subject to review under applicable law; (b) the parties will have received written notice from CFIUS that review of the Transaction under Section 721 of the Defense Production Act of 1950 has been concluded and CFIUS will have determined that there are no unresolved national security concerns with respect to the Transaction and advised that action under Section 721, and any investigation related thereto, has been concluded with respect to the Transaction; or (c) CFIUS will have sent a report to the President of the United States requesting the President’s decision on the CFIUS notice submitted by the parties and either (i) the period under the Defense Production Act of 1950 during which the President may announce his decision to take action to suspend, prohibit or place any limitations on the Transaction will have expired without any such action being taken or (ii) the President will have announced a decision not to take any action to suspend, prohibit or place any limitations on the Transaction.
“Code” means the Internal Revenue Code of 1986, as amended from time to time.
“Collective Bargaining Agreement” means any Contract between the Companies or any of their Subsidiaries and any labor organization, works council or other representative body representing any Company Employee for purposes of collective bargaining under applicable Laws including, without limitation, any Contracts subject to enforcement under Section 301 of the Labor Management Relations Act, 29 U.S.C. § 185.
“Competition Laws” means the HSR Act (and any similar Law enforced by any Governmental Body regarding pre-acquisition notifications for the purpose of competition reviews), and any other federal, state, local or non-United States statutes, rules, regulations, orders, decrees, administrative or judicial doctrines or other Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade or lessening of competition through mergers or acquisitions or effectuating foreign investment.
“Contract” means any contract, agreement, indenture, note, bond, lease, license, instrument, mortgage, purchase or sales order, undertaking, arrangement, evidence of indebtedness, binding commitment or instrument (whether written or oral and whether express or implied) (including amendments and supplements, modifications and side letters or agreements) to which a Company or any of its Subsidiaries is a party or that is or may be binding on a Company or any of its Subsidiaries, its business, or any of its assets.
“Disclosure Schedules” mean the disclosure schedules delivered to Buyer on the date hereof and attached to this Agreement and made an integral part hereof, and each reference to a “Schedule” is to a specific Section of the Disclosure Schedules.
“Environmental Law” means any applicable Law in effect on or prior to the date hereof relating to pollution or the protection of human health, safety or the environment, including any relating to the generation, handling, labeling, disposal, use, or release of Hazardous Materials.
“ERISA Affiliate” means, with respect to the Companies, any entity, trade or business that is treated as a single employer with any of the Companies under Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA, or that is a member of the same “controlled group” as any of the Companies pursuant to Section 4001(a)(14) of ERISA.
“Escrow Agent” means PNC Bank, National Association.
“Escrow Agreement” means the escrow agreement by and among the Escrow Agent, Buyer and Sellers substantially in the form attached hereto as Exhibit A.
“Escrow Amount” means the Indemnity Escrow Amount, the NWC Escrow Amount and the Beloit Escrow Amount.
“Estimated Closing Proceeds” means (a) $130,000,000, plus (b) Estimated Closing Cash, plus or minus (c) the amount by which the Estimated Closing Working Capital exceeds the Target Working Capital or the amount by which the Target Working Capital exceeds the Estimated Closing Working Capital, minus (d) the Estimated Closing Indebtedness, minus (e) the Estimated Transaction Expenses.
“Export/Import Control Laws” means the Arms Export Control Act, the International Emergency Economic Powers Act, the International Traffic in Arms Regulations, the Export Administration Regulations, the Laws and judgments administered by the U.S. Department of Treasury’s Office of Foreign Assets Control, the Laws relating to anti-boycott requirements administered by the U.S. Department of Commerce and the U.S. Department of the Treasury, the Tariff Act of 1930 and other Laws and programs administered by U.S. Customs and Border Protection, U.S. Immigration and Customs Enforcement and their predecessor agencies, the Foreign Trade Regulations and any other Laws and judgments governing the export or import of items, materials, technology or data.
“FINSA” means section 721 of the Defense Production Act of 1950, as amended by the Foreign Investment and National Security Act of 2007.
“Foreign Plan” means each Company Benefit Plan that is subject to any Law other than U.S., federal, state or local law.
“Fraud” means conduct constituting fraud under the laws of the State of Delaware.
“GAAP” means generally accepted U.S. accounting principles, consistently applied.
“Governmental Body” means any government or governmental or regulatory body thereof, or political subdivision thereof, whether foreign, multi-national or other supra-national, national, federal, state, local or regional, or any agency, department, commission, board or bureau, instrumentality or authority thereof, or any court, arbitrator, arbitration panel or similar judicial body.
“Hazardous Material” means any substance, material or waste which is regulated as hazardous, toxic, a pollutant or contaminant or words of similar meaning under Environmental Laws, including petroleum and its by-products, asbestos and polychlorinated biphenyls.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended from time to time.
“Indebtedness” will have the meaning set forth in Schedule 9.1(a).
“Indemnity Escrow Amount” means an amount equal to $3,500,000.
“Intellectual Property” means all intellectual property in any jurisdiction, including (a) patents and patent applications, continuations, divisionals, continuations-in-part, reissues and reexaminations and any counterparts (“Patents”), (b) trademarks, service marks, trade dress, logos, corporate names, domain names and trade names, together with the goodwill associated with any of the foregoing, and all applications and registrations therefor (“Trademarks”), (c) copyrights, copyrightable works, rights in databases, data collections, copyright registrations and copyright applications and corresponding rights in works of authorship, (d) trade secrets, (e) Software in any form, including Internet websites, web content and links, source code, object code and mobile applications, and (f) rights of publicity and personality.
“IRS” will mean the United States Internal Revenue Service and, to the extent relevant, the United States Department of Treasury.
“Knowledge of the Companies” means the actual knowledge after due inquiry of the officers of the Companies and the Subsidiaries and the individuals listed on Schedule 9.1(b).
“Law” means any federal, state, local or foreign law, statute, code, ordinance, rule or regulation.
“Legal Proceeding” means any judicial, administrative or arbitral actions, suits or proceedings (public or private) by or before a Governmental Body.
“Liability” means, without duplication, any and all debts, losses, expenses, liabilities, damages, fines, costs, royalties, proceedings, deficiencies or obligations of any nature (whether known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, due or to become due, whether direct, indirect or consequential and whether or not resulting from third-party claims) and any out-of-pocket costs and expenses.
“Lien” means any lien, charge, pledge, mortgage, deed of trust, security interest, easement, servitude or other similar encumbrance.
“Losses” means any claims, demands, suits, proceedings, judgments, losses, liabilities, damages, costs and expenses.
“Material Adverse Effect” means any event that, individually or in the aggregate, (a) has had or would reasonably be expected to have a material adverse effect on the business, results of operations or financial condition of the Companies and their Subsidiaries, taken as a whole, or (b) would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement, except that in no event will any of the following, alone or in combination, be deemed to constitute, nor will any of the following (including the effect of any of the following) be taken into account in determining whether there has been or will be, a “Material Adverse Effect” on or in respect of the Companies and their Subsidiaries, taken as a whole: (i) any change in applicable Laws or GAAP or any interpretation thereof; (ii) any change in interest rates or economic, political, business commodities or financial market conditions generally; (iii) any change generally affecting any of the industries in which the Companies or their Subsidiaries operate or the economy as a whole; (iv) the announcement or the execution of this Agreement, the performance of this Agreement, compliance with the terms of this Agreement, the taking of any action required, or refraining from taking any action prohibited, by this Agreement; (v) any natural disaster or acts of terrorism or war or the outbreak or escalation of hostilities or change in geopolitical conditions; (vi) any action taken or omitted to be taken by or at the request of or with the consent of Buyer; or (vii) any failure of the Companies or their Subsidiaries to meet any projections or forecasts (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect), except that with respect to clauses (i)-(iii) and (v), such matter will only be excluded from consideration to the extent it does not disproportionately affect the Companies and their Subsidiaries as compared to similarly situated businesses operating in the same industry and geographic areas in which the Companies and their Subsidiaries operate.
“MEGTEC Business” means the business of supplying custom-engineered environmental solutions and engineered products and aftermarket parts and services for industrial applications.
“Net Adjustment Amount” means the amount by which the Closing Date Purchase Price exceeds the Estimated Closing Proceeds.
“NWC Escrow Amount” means an amount equal to $1,500,000.
“Order” means any order, injunction, judgment, decree, ruling, writ, assessment or arbitration award of a Governmental Body of competent jurisdiction.
“Ordinary Course of Business” means the ordinary course of business of the Companies and their Subsidiaries consistent with past practice.
“Organizational Documents” means, with respect to any Person that is: (a) a corporation, its articles or certificate of incorporation or memorandum and articles of association, as the case may be, and bylaws; (b) a partnership, its certificate of partnership and partnership agreement; (c) a limited liability company, its certificate of formation and limited liability company or operating agreement; (d) a trust or other entity, its declaration or agreement of trust or other constituent document; and (e) any other Person, its comparable organizational documents, in each case, as has been amended or restated.
“Overall Cap” means an amount equal to $26,000,000.
“Parent Guarantees” means all the guarantees listed on Schedule 4.11(b).
“Permitted Exceptions” means (a) statutory Liens for Taxes, assessments or other governmental charges not yet delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings, (b) mechanics’, carriers’, workers’, repairers’ and similar Liens arising or incurred in the Ordinary Course of Business, (c) zoning, entitlement and other land use regulations by any Governmental Body, (d) Liens securing debt as disclosed in the Financial Statements, (e) title of a lessor under a capital or operating lease, (f) statutory Liens in favor of lessors, (g) Liens created by Buyer or its Affiliates, (h) Liens resulting from applicable securities Laws; and (i) other imperfections of title or Liens which do not and would not reasonably be expected to, individually or in the aggregate, detract from the value of the Company Property or interfere with the Company’s and/or their Subsidiaries’ present uses or occupancy of such Company Property or with the MEGTEC Business or the Universal Business.
“Person” means any individual, corporation, partnership, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Body or other entity.
“Post-Closing Tax Period” means any Tax period beginning after the Closing Date including the portion of any Straddle Period that begins immediately after the Closing Date.
“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date including the portion of any Straddle Period that ends on the Closing Date.
“Remedial Action” means all actions to clean up, remove, treat or address any Hazardous Materials that have been released into and are present in the environment at concentrations exceeding those allowed by Environmental Laws, including pre-remedial studies and investigations or post-remedial monitoring and care.
“Restrictive Open Source License Agreement” means any license of Software that (a) requires the licensing and distribution of source code to licensees, (b) prohibits the receipt of consideration in connection with sublicensing or distributing of Software (other than a fee for provision of a copy to the third party receiving the sublicensing or distribution rights), or (c) requires the licensing and distribution of Software to any other Person for the purpose of making derivative works.
“RWI Policy” means the representations and warranty insurance policy, policy number ET111-000-700, between Buyer and Euclid Transactional, LLC dated June 5, 2018.
“Securities Act” means the Securities Act of 1933.
“Sellers Fundamental Representations” means the representations and warranties of Sellers in Sections 2.1-2.5, Section 2.7(a), Section 2.18 and Section 2.24.
“Software” means all computer software and code, including assemblers, applets, compilers, source code, object code, development tools, design tools, user interfaces, databases and data, in any form or format, however fixed, including any related documentation.
“Solvent” means, with respect to Seller Parent, as of the relevant date of determination, that (i) the aggregate fair saleable value of the assets of Seller Parent and its consolidated Subsidiaries, taken as a whole, as of such date, exceeds the amount that will be required to pay the probable liabilities of Seller Parent and its consolidated Subsidiaries, taken as a whole, on their existing debts (including contingent liabilities), as such debts become absolute and matured, (ii) Seller Parent and its consolidated Subsidiaries, taken as a whole, do not have, as of such date, an unreasonably small amount of capital for the operation of their businesses, taken as a whole, in which they are engaged or in which they are about to engage, and (iii) Seller Parent and its consolidated Subsidiaries, taken as a whole, will be able to pay its liabilities, including contingent and other liabilities, as they become absolute and matured. The amount of contingent liabilities at any time will be determined in accordance with GAAP.
“Subsidiary” means, when used with respect to any Party, any Person of which a majority of the outstanding voting securities or other voting equity interests are owned, directly or indirectly, by such Party.
“Straddle Period” means any taxable period beginning on or before the Closing Date and ending after the Closing Date.
“Target Working Capital” means $17,000,000.
“Tax Authority” means any governmental or regulatory authority which has the jurisdiction, power or mandate to impose, collect or administer Taxes.
“Tax Return” means all returns, claims for refund, amended returns, declarations, reports, estimates, information returns and statements or other documents (including any related or supporting information) filed or required to be filed with any Tax Authority in respect of any Taxes.
“Taxes” means all income, profits, capital gains, payroll, unemployment, value added, customs duties, premium, compensation, franchise, gross receipts, capital, net worth, sales, use, withholding, social security, disability, real property, personal property (tangible and intangible), stamp, transfer (including real property transfer or gains), excise, duties, levies, imposts, estimated, ad valorem, any amount owed in respect of any Law relating to unclaimed property or escheat and any other taxes of any kind (including any and all fines, penalties and additions attributable to or otherwise imposed on or with respect to any such taxes and interest thereon) imposed by or on behalf of any Tax Authority, and (ii) any Liability for or in respect of any amounts described in clause (i) as a transferee or successor, by Contract, or as a result of having filed any Tax Return on a combined, consolidated, unitary, affiliated or similar basis with any other Person.
“Transaction Expenses” means the fees and expenses of the Companies or any of their Subsidiaries incurred through the Closing in connection with this Agreement and the consummation of the Transaction, including the fees and expenses of William Blair and Jones Day. For the avoidance of doubt, Transaction Expenses will not include any fees or expenses incurred by Buyer or any of its financial advisors, attorneys, accountants, advisors, consultants or other representatives or financing sources, regardless of whether any such fees or expenses may be paid after the Closing by the Companies or any of their Subsidiaries, or any fees and expenses Buyer expressly agrees to pay pursuant to this Agreement.
“Transaction Tax Deduction” means, without duplication, any item of loss or deduction resulting from (a) transaction bonuses, change in control payments, severance payments, retention payments, or similar payments made by the Companies or any of their Subsidiaries in connection with this Agreement, (b) the fees, expenses, and interest (including amounts treated as interest for income Tax purposes and any breakage fees or accelerated deferred financing fees), original issue discount, unamortized debt financing costs, tender premiums, consent fees, redemption, retirement or make-whole payments, defeasance in excess of par or similar payments incurred by the Companies or any of their Subsidiaries with respect to the payment of Indebtedness in connection with this Agreement, (c) the Transaction Expenses, (d) all fees, costs and expenses paid, or otherwise taken into account in determining the Purchase Price pursuant to Article I hereof, by the Companies or any of their Subsidiaries in connection with this Agreement and the transactions contemplated hereby, (e) the cancellation of employee or other compensatory arrangements pursuant to this Agreement, and (f) any employment Taxes paid, or otherwise taken into account in determining the Purchase Price pursuant to Article I hereof, with respect to the amounts set forth in the foregoing clauses (a) and (e); provided that, the Parties will apply the safe harbor election set forth in Internal Revenue Service Revenue Procedure 2011-29 to determine the amount of any deductible success based fees for purposes of clause (iv) above.
“Transfer Taxes” means any real property transfer, sales, use, value added, stamp, documentary, recording, registration, conveyance, stock transfer, intangible property transfer, personal property transfer, registration, duty, securities transactions or similar fees or Taxes or governmental charges (together with any interest or penalty, addition to Tax or additional amount imposed) as levied by any Tax Authority in connection with the Transaction, including any payments made in lieu of any such Taxes or governmental charges, which become payable in connection with the Transaction; provided, however, that Transfer Taxes will not include any Taxes determined by reference to income or gain realized with respect to the transfer.
“Transition Services Agreement” means the transition services agreement by and among Sellers, Buyer and their respective Affiliates substantially in the form attached hereto as Exhibit B.
“Treasury Regulation” means the regulations promulgated by the United States Department of the Treasury under the Code.
“Universal Business” means the business of providing custom-engineered acoustic, emission and filtration solutions.
“U.S. Employees” means individuals employed by the Companies or their respective Subsidiaries in the United States of America on the Closing Date.
“Working Capital” will have the meaning set forth in Schedule 9.1(a).
(a)    The following terms will have the meaning specified in the indicated Sections of this Agreement.

Defined Term
Agreement	1
Back-to-Back Guarantee	36
Buyer	1
Buyer Indemnitees	54
Change of Control Payment	16
Closing	2
Closing Date Purchase Price	4
Closing Date.	2
Closing Schedule	3
Closing Statement	4
Companies	1
Company	1
Company Benefit Plan	17
Company Properties	13
Competing Business	44
Competition Law Approvals	29
Confidential Information	49
Confidentiality Agreement	32
Covered Person	44
D&O Indemnitees	32
De Minimis Claims Amount	54
Deductible	55
Draft Allocation Statement	40
Enforceability Exception	7
Equity Interests	1
ERISA	17
Escrow Account	3
Escrow Release Date	56
Estimated Closing Cash	3
Estimated Closing Indebtedness	3
Estimated Closing Working Capital	3
Estimated Transaction Expenses	3
Exploit	47
Final Allocation	40
Financial Advisor	21
Financial Statements	10
Holdings	1
Indemnified Persons	32
Indemnitee	57
Indemnitor	57
Independent Accountant	4
Known Legal Proceedings	10
Liability Cap	55
Licensed Field	47
Licensed IP	47
Licensed Patents	48
Management-Level Employee	44
Material Contracts	15
MEGTEC Seller	1
MEGTEC Shares	1
MEGTEC Units	1
MEGTEC US	1
New Benefits	35
Notice of Disagreement	4
Outside Date	52
Owned Property	13
Parent	1
Parties	1
Patents	66
Permit	10
Purchase Price	1
Real Property Lease	13
Related Person	21
Required Regulatory Approvals	9
Restricted Period	44
Review Period	4
Scheduled Guarantee	36
Section 338(h)(10) Elections	43
Seller	1
Seller Benefit Plan	17
Seller Group	62
Seller Indemnitees	54
Seller Marks	45
Seller Parent	1
Sellers	1
Tax Claim	38
Tax Dispute	42
Tax Referee	42
Third-Party Claim	57
Trademarks	66
Transaction	1
Universal	1
Universal Seller	1
Universal Shares	1
9.2    Construction. (a) Unless otherwise expressly provided herein, for purposes of this Agreement, the following rules of interpretation will apply:
(i)    Calculation of Time Period. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period will be excluded. If the period in question is based on Business Days and the last day of such period is a non-Business Day, the period in question will end on the next succeeding Business Day.
(ii)    Days. Any reference in this Agreement to days will mean calendar days, unless expressly specified to refer to Business Days.
(iii)    Dollars. Any reference in this Agreement to $ will mean U.S. dollars.
(iv)    Exhibits/Annexes/Schedules. The Exhibits, Annexes and Schedules to this Agreement are hereby incorporated and made a part hereof and are an integral part of this Agreement. All Exhibits, Annexes and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein will be defined as set forth in this Agreement.
(v)    Gender and Number. Any reference in this Agreement to gender will include all genders, and words imparting the singular number only will include the plural and vice versa.
(vi)    Headings. The provision of a Table of Contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and will not affect or be utilized in construing or interpreting this Agreement. All references in this Agreement to any “Section” are to the corresponding Section of this Agreement unless otherwise specified.
(vii)    Herein. The words such as “herein,” “hereinafter,” “hereof” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires.
(viii)    Including. The word “including” or any variation thereof means “including, without limitation” and will not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.
(ix)    Law. Each reference in this Agreement to any Law will be deemed to include such Law as it hereafter may be amended, supplemented or modified from time to time and any successor thereto, unless such treatment would be contrary to the express terms of this Agreement.
(b)    Made Available. Any reference to documents or other information being “made available” or “provided” to Buyer means that such documents or information were available to Buyer in the electronic dataroom hosted by Intralinks prior to the second Business Day preceding the date of this Agreement.
(c)    Joint Drafting. The Parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as jointly drafted by the Parties hereto and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.
[Signature page follows]

In witness whereof, the Parties hereto have caused this agreement to be duly executed by their respective officers thereunto duly authorized, as of the date first written above.
SELLERS:
B&W EQUITY INVESTMENTS, LLC
By:     /s/ Mark A. Carano
    Name: Mark A. Carano
    Title:     Vice President
THE BABCOCK & WILCOX COMPANY
By:     /s/ Mark A. Carano
    Name:     Mark A. Carano
    Title:     Senior Vice President
SELLER PARENT:
BABCOCK & WILCOX ENTERPRISES, INC.
By:     /s/ Mark A. Carano
    Name:     Mark A. Carano
    Title:     Senior Vice President
COMPANIES:
BABCOCK & WILCOX MEGTEC HOLDINGS, INC.

[Signature Page to Stock Purchase Agreement]

By:     /s/ Kenneth Zak
    Name:     Kenneth Zak
    Title:     Senior Vice President - B&W MEGTEC
BABCOCK & WILCOX MEGTEC, LLC
By:     /s/ J. André Hall
    Name:    J. André Hall
    Title:    Secretary
BABCOCK & WILCOX UNIVERSAL, INC.
By:     /s/ J. André Hall
    Name:    J. André Hall
    Title:    Vice President and Secretary
[Signature page continues]

BUYER:

DURR INC.
By:     /s/ Andreas Birk
    Name:     Andreas Birk
    Title:     Primary Point of Contact
By:     /s/ Dr. Sebastian Baumann
    Name:     Dr. Sebastian Baumann
    Title:     Primary Point of Contact
Solely for the provisions noted on the Cover Page:
PARENT:

DÜRR AKTIENGESELLSCHAFT
By:     /s/ Andreas Birk
    Name:     Andreas Birk
    Title:     Senior Vice President and General Counsel
By:     /s/ Dr. Sebastian Baumann
    Name:     Dr. Sebastian Baumann
    Title:     Director of Corporate Development

[Signature Page to Stock Purchase Agreement]

Exhibit A
Escrow Agreement
See attached.

Exhibit B
Transition Services Agreement
See attached.